UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: July 22, 2005

Commission File Number 001-32295

ADHEREX TECHNOLOGIES INC.

(Translation of registrant’s name into English)

2300 Englert Drive, Suite G

Research Triangle Park

Durham North Carolina 27713

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -             .

Adherex Technologies Inc.

Form 6-K

On July 14, 2005, the Company entered into a development and license agreement (“Agreement”) with Glaxo Group Limited. A copy of the press release issued July 15, 2005 announcing the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Agreement is attached hereto as Exhibit 4.30.

On July 20, 2005, the Company completed a private placement of its securities for gross proceeds of $8.5 million. A copy of the press release announcing the private placement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Also attached hereto are the forms of two material change reports filed by the Company under National Instrument 51-102 in Canada on July 21, 2005 to report events of July 14 and July 20, 2005. The press releases referenced in those material change reports are found in Exhibits 99.1 and 99.2, respectively, to this Report.

EXHIBIT INDEX

Exhibit Number	Description
4.30*	Development and License Agreement dated July 14, 2005 between Adherex Technologies Inc. and Glaxo Group Limited

99.1	Press release dated July 15, 2005

99.2	Press release dated July 20, 2005

*	The Company has requested confidential treatment with respect to certain portions of this exhibit. Such portions have been omitted from this exhibit and have been filed separately with the United States Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADHEREX TECHNOLOGIES INC.
(Registrant)

Date: July 22, 2005	By:	/s/ D. Scott Murray
D. Scott Murray
Vice President, General Counsel & Corporate Secretary

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Adherex Technologies Inc.
2300 Englert Drive, Suite G
Durham, NC 27713

Item 2	Date of Material Change

July 14, 2005

Item 3	News Release

Press Release of Adherex issued July 15, 2005 and attached as Exhibit “A” to this report.

Item 4	Summary of Material Change

Adherex Technologies Inc. has entered into a licensing and development agreement with GlaxoSmithKline for the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1 (Exherin™). In addition, GSK has invested US$3 million in Adherex’s previously announced private placement.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Scott Murray, Vice President, General Counsel and Corporate Secretary of Adherex, is knowledgeable about the material change and this report. His business telephone number is (919) 484-8484.

Item 9	Date of Report

July 21, 2005

FORM 51-102F3

Material Change Report

Item 1	Name and Address of Company

Adherex Technologies Inc.
2300 Englert Drive, Suite G
Durham, NC 27713

Item 2	Date of Material Change

July 20, 2005

Item 3	News Release

Press Release of Adherex issued July 20, 2005 and attached as Exhibit “A” to this report.

Item 4	Summary of Material Change

Adherex Technologies Inc. has completed its previously announced private placement offering of units for gross proceeds of US$8.5 million in connection with a licensing and development agreement with GlaxoSmithKline (GSK), which invested US$3 million as a part of the financing. In connection with the private placement, Adherex issued 30,393,134 units at a purchase price of US$0.28 per unit.

Adherex also announced a 1-for-5 reverse split of its outstanding common shares effective July 29, 2005. After the reverse split, the Company will have approximately 42.6 million outstanding common shares.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

D. Scott Murray, Vice President, General Counsel and Corporate Secretary of Adherex, is knowledgeable about the material change and this report. His business telephone number is (919) 484-8484.

Item 9	Date of Report

July 21, 2005

Exhibit 4.30

Portions of this exhibit marked [*] are requested to be treated confidentially.

EXECUTION

DEVELOPMENT AND LICENSE AGREEMENT

by and between

GLAXO GROUP LIMITED

and

ADHEREX TECHNOLOGIES INC.

July 14, 2005

DEVELOPMENT AND LICENSE AGREEMENT

This DEVELOPMENT AND LICENSE AGREEMENT (“Agreement”) effective as of July 14, 2005 (“Effective Date”) is entered into by and between Glaxo Group Limited, a company organized under the laws of England and Wales, having its registered office at GlaxoWellcome House, Berkeley Avenue, Greenford, Middlesex, UB6 0NN United Kingdom (‘GGL”) and Adherex Technologies Inc., a company organized under the laws of Canada and having an office located at 2300 Englert Drive, Suite G, Durham, North Carolina, 27713 USA (“Adherex”). GGL and Adherex may be referred to herein individually as a “Party” or together, as the “Parties”.

BACKGROUND

1. GGL is the owner of certain patents and/or patent applications claiming certain pharmaceutical formulations of the compound Eniluracil (as defined below) and certain other intellectual property relating to Eniluracil;

2. Adherex wishes to conduct development of Eniluracil including the conduct of clinical trials and wishes to grant GGL certain options to allow GGL to assume development of Eniluracil at certain stages of its development;

3. Adherex wishes to grant GGL an option to license its program relating to its product, Exherin™ (as defined below); and

4. Simultaneously with entering into this Agreement, GGL will make an equity investment in Adherex pursuant to the transactions contemplated by the Subscription Agreement (as defined below).

NOW, THEREFORE, in consideration of the foregoing premises and the representations, covenants and agreements contained herein, the Parties hereby agree as follows:

AGREEMENT

1. DEFINITIONS. For purposes of this Agreement, the following capitalized terms, whether used in the singular or plural, have the following meanings:

1.1 “5FU” means the chemical compound known as 5-fluorouracil, whose more specific chemical name is 5-fluoro-2,4 (1H,3H)-pyrimidinedione, its prodrugs and metabolites, and all esters, salts, hydrates, solvates, polymorphs and isomers thereof.

1.2 “Adherex Intellectual Property” means the Adherex Patents, Adherex Know How and Adherex Inventions.

1.3 “Adherex Know How” means all information regarding Eniluracil or Products, including but not limited to, all data, records and regulatory filings relating to Eniluracil or Products, reasonably necessary or useful for GGL to exercise its rights under this Agreement that were or are generated by Adherex or its Affiliates prior to the Effective Date or during the Term and are or (prior to the end of the Term) enter in Adherex’s or its Affiliates’ possession or control and are owned or (prior to the end of the Term) become owned by, or otherwise may be licensed to, Adherex or its Affiliates. Adherex Know How does not include any Adherex Patents.

1.4 “Adherex Invention” means an Invention conceived, reduced to practice, made or developed by Adherex or its Affiliates prior to the Effective Date or during the Term (whether or not patentable) reasonably necessary or useful to discover, Develop, make, use or sell Eniluracil or a Product, including any new or improved formulation, or method of manufacture or use, of Eniluracil or a Product.

1.5 “Adherex Patents” means all Patents that are owned by Adherex or its Affiliates worldwide as of the Effective Date or that are filed by Adherex or its Affiliates during the Term or that become owned by Adherex or its Affiliates worldwide during the Term, or as to which Adherex or Adherex’s Affiliates otherwise are or (prior to the end of the Term) become licensed worldwide, where Adherex has the right to grant the license and sublicense rights granted to GGL under this Agreement, which Adherex Patents claim Eniluracil or a Product, methods of making Eniluracil or a Product, or the therapeutic use of Eniluracil or a Product. All Adherex Patents as of the Effective Date are listed on Appendix 1 attached hereto and incorporated herein.

1.6 “Affiliate” means any Person that, directly or indirectly, controls, is controlled by or is under common control with a Party for so long as such control exists. For purposes of this Section 1.6, the term “control” means the decision-making authority as to such Person, through ownership of equity, membership interests or contract. Such control will be presumed to exist where a Person owns more than fifty percent (50%) of the equity (or such lesser percentage which is the maximum allowed to be owned by a foreign corporation in a particular jurisdiction) entitled to vote regarding composition of the board of directors or other body entitled to direct the affairs of the entity.

1.7 “Agreement” means this Development and License Agreement and its appendices, as such Agreement may be amended in accordance with its terms.

1.8 “Annual” means a twelve-month, calendar year period starting with January 1 and ending on December 31.

1.9 “API” means active pharmaceutical ingredient or drug substance.

1.10 “Claim” means any charge, complaint, action, suit, proceeding, hearing, investigation, claim or demand, including but not limited to, any investigation by a Governmental Authority.

1.11 “Combination Product” means any Product that is a pharmaceutical preparation for human use incorporating Eniluracil and one or more therapeutically active pharmaceutical ingredients as its main active ingredients. Notwithstanding the foregoing, (i) drug delivery vehicles, adjuvants, and excipients shall not be deemed to be “therapeutically active pharmaceutical ingredients,” and their presence shall not be deemed to create a Combination Product under this Section 1.11, (ii) any Product which incorporates solely 5FU and Eniluracil as its therapeutically active pharmaceutical ingredients shall not be deemed to be a Combination Product for purposes of this Agreement, and (iii) in the event 5FU, Eniluracil, and any additional therapeutically active pharmaceutical ingredients are incorporated into a single Product, the calculation under Section 8.8 by which Net Sales for such Combination Product are determined shall use the price or value of the product incorporating both 5FU and Eniluracil as variable “A” for purposes of calculating such adjustment.

1.12 “Commercialization” or “Commercialize” means engaging in activities directed to marketing, promoting, distributing, and selling a product.

1.13 “Confidential Information” has the meaning assigned thereto in Section 9.1.

1.14 “Designated Foreign Filing” has the meaning assigned thereto in Section 12.1.3(a).

1.15 “Development” or “Develop” means engaging in preclinical and clinical drug development activities, which may include but is not limited to, discovery, test method development, stability testing, toxicology, formulation, process development, manufacturing scale-up, development-stage manufacturing, analytical method validation, manufacturing process validation, cleaning validation, post-approval changes, quality assurance/quality control, statistical analysis, report writing, preclinical and clinical trials, regulatory filing submission and approval and regulatory affairs.

1.16 “Development Plan” means the outline plan for each Product designed for the Development of such Product, including but not limited to, the nature, number and schedule of Development activities as well as the estimated resources (detailed in financial and non-financial terms, as appropriate) necessary to implement such activities as may be amended in accordance with the terms of this Agreement.

1.17 “Diligent Efforts” means the carrying out of obligations in a manner consistent with the efforts a Party would be expected to devote to a product of similar market potential, profit potential or strategic value resulting from its own research efforts, based on conditions then prevailing, including within such Party’s own existing business, subject to and in consideration of, in each case, the resources available to such Party and within such Party’s organization for such efforts. Without limiting the foregoing, Diligent Efforts in all cases requires at least that: (i) each Party promptly assigns responsibility for such obligations to specific employee(s) who are held accountable for progress and monitor such progress on an ongoing basis; (ii) each Party sets and consistently seeks to achieve specific and meaningful objectives for carrying out such obligations; and (iii) each Party consistently makes and implements decisions designed and allocates resources reasonably sufficient to advance progress with respect to such objectives.

1.18 “Disclosing Party” has the meaning assigned thereto in Section 9.1.

1.19 “Eniluracil” means the chemical compound known as eniluracil or 5-ethynyluracil, whose more specific chemical name is 2,4(1H,3H)-pyrimidinedione, 5-ethynyl, its prodrugs and metabolites, and all esters, salts, hydrates, solvates, polymorphs and isomers thereof. Eniluracil has been designated by GGL as GW776C85 and as 776C85, and is a modulator of 5FU metabolism, including irreversible inactivation of dihydropyrimidine dehydrogenase.

1.20 “[*]” means [*].

1.21 “Exherin™” means Adherex’s product, also known as ADH-1, a cyclic pentapeptide (CHAVC), including all back-up compounds to Exherin™ which are also cyclic peptides, contain the HAV tripeptide and function in the same or substantially the same manner as the pentapeptide (CHAVC). Notwithstanding the foregoing, Exherin™, as defined herein, shall not include (i) any non-HAV tripeptide containing peptides or polypeptides nor (ii) any synthetic or partially synthetic compounds, including without limitation small molecules.

1.22 “Exherin™ Know How” means all information regarding Exherin™, including but not limited to, all data, records and regulatory filings relating to Exherin™, reasonably necessary to or useful for GGL to exercise its rights under the Exherin™ Option and Exherin™ License Agreement that were or are generated by Adherex or its Affiliates prior to the effective date of the Exherin™ License Agreement or during its term and are or (prior to the end of the term of the Exherin™ License Agreement) enter in Adherex’s or its Affiliates’ possession or control and are owned or (prior to the end of the term of the Exherin™ License Agreement) become owned by, or otherwise may be licensed to, Adherex or its Affiliates. Exherin™ Know How does not include any Exherin™ Patents.

1.23 “Exherin™ License Agreement” means the license agreement which may be executed between GGL or its Affiliate and Adherex relating to Exherin, as described in Section 14.1.

1.24 “Exherin™ Option” means the option granted to GGL or its Affiliate to negotiate a license for Adherex’s product, Exherin™, as set forth in Section 14.1.

1.25 “Exherin™ Patents” means all Patents that are owned by Adherex or its Affiliates worldwide as of the effective date of the Exherin™ License Agreement or that are filed by Adherex or its Affiliates during the term of the Exherin™ License Agreement or that become owned by Adherex or its Affiliates worldwide during the term of the Exherin™ License Agreement, or as to which Adherex or Adherex’s Affiliates otherwise are or (prior to the end of the term of the Exherin™ License Agreement) become licensed (with the right to grant the sublicense rights to be granted to GGL) worldwide, which Exherin™ Patents claim Exherin™, methods of making Exherin™, or the therapeutic use of Exherin™. All Exherin™ Patents as of the Effective Date are listed on Appendix 2 attached hereto and incorporated herein.

1.26 “Exherin™ Product” means a pharmaceutical preparation or formulation for human use containing Exherin™, whether or not such Product is used as a single agent or in combination with other therapeutically active components.

1.27 “FDA” means the United States Food and Drug Administration and any successor agency thereto.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.28 “Field” means the treatment, palliation or prevention of all human diseases.

1.29 “First Commercial Sale” means the first shipment of commercial quantities of any Product sold to a Third Party by a Party, its Affiliate or sublicensee in any country after receipt of [*] for such Product in such country. Sales for test marketing, sampling and promotional uses or clinical trial or research purposes or compassionate uses will not be considered to constitute a First Commercial Sale.

1.30 “Force Majeure Event” has the meaning assigned thereto in Section 16.5.

1.31 “Generic Competition” means, on a country-by-country basis and Product-by-Product basis, the presence of one or more Generic Products that, in the aggregate, have obtained sales greater than [*] percent ([*]%) of the combined sales of such Product together with such Generic Products, as measured in the local currency, in any calendar quarter, and which Generic Product sales are evidenced by independent market data (where reasonably available and reliable), such as that published by IMS Health Incorporated or similar services.

1.32 “Generic Product” means a drug product that contains the same API(s), dosage form and route of administration, is bioequivalent to and is intended for the same indication as the Product (inactive ingredients may vary) and is approved for marketing and sale by the relevant Governmental Authority in such country.

1.33 “GGL Intellectual Property” means GGL Patents, GGL Know How and GGL Inventions.

1.34 “GGL Know How” means all information regarding Eniluracil or Products, including but not limited to, all data, records and regulatory filings relating to Eniluracil or Products, reasonably necessary to or useful for Adherex to perform its obligations or exercise its rights under this Agreement that were or are generated by GGL or its Affiliates prior to the Effective Date or during the Term, and that are or (prior to the end of the Term) enter in GGL’s or any of its Affiliates’ possession or control and are owned or (prior to the end of the Term) become owned by, or otherwise may be licensed to, GGL or any of its Affiliates. GGL Know How does not include any GGL Patents.

1.35 “GGL Inventions” means an Invention conceived, reduced to practice, made or developed by GGL or its Affiliates during the Term (whether or not patentable) reasonably necessary or useful to discover, Develop, make, use or sell any Eniluracil or Product, including any new or improved formulation, or method of manufacture or use, of Eniluracil or Product.

1.36 “GGL Option(s)” means any of Option A, Option B or Option C which permit GGL to assume Development and Commercialization of Eniluracil and Products from Adherex as set forth in Section 2.4.

1.37 “GGL Patents” means all Patents that are owned by GGL or its Affiliates as of the Effective Date in the Territory or that are filed by GGL or its Affiliates during the Term or that become owned by GGL or GGL’s Affiliates during the Term in the Territory, or as to which

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

GGL or GGL’s Affiliates are or (prior to the end of the Term) become licensed in the Territory with the right to grant the sublicense rights granted to Adherex under this Agreement, which GGL Patents claim Eniluracil or a Product, methods of making Eniluracil or a Product, or the therapeutic use of Eniluracil or a Product . GGL Patents as of the Effective Date in the Territory are listed on Appendix 3, attached hereto and incorporated herein.

1.38 “Good Laboratory Practices” or “GLP” means, with respect to the United States, the then-current requirements for non-clinical (animal or laboratory) trials that will be submitted to a Government Authority to support a marketing application, specified in 21 C.F.R. § 58, as may be amended, and, with respect to any other country or jurisdiction, the equivalent regulations in such other country or jurisdiction.

1.39 “Good Manufacturing Practices” means, with respect to the United States, the minimum then-current good manufacturing practices for methods, facilities, and controls to be used for the manufacture, processing, packing, or holding of a drug to assure that it meets the requirements of the Federal Food, Drug, and Cosmetic Act and has the identity and strength and meets the quality and purity characteristics, specified in 21 C.F.R. §§ 210 and 211, as may be amended, and, with respect to any other country or jurisdiction, the equivalent regulations in such other country or jurisdiction.

1.40 “Governmental Authority” means any court, tribunal, arbitrator, agency, legislative body, commission, official or other instrumentality of (i) any government of any country, (ii) a federal, state, provincial, county, city or other political subdivision thereof, or (iii) any supranational body, including but not limited to, the European Agency for the Evaluation of Medicinal Products (“EMEA”).

1.41 “[*]” means [*].

1.42 “IND” means an investigational new drug application filed in the United States with the FDA as more fully defined in 21 C.F.R. Section 312.3 or the equivalent application filed outside of the United States with a Governmental Authority.

1.43 “IFRS” means International Financial Reporting Standards.

1.44 “Indemnitee” has the meaning assigned thereto in Section 11.3.

1.45 “Indemnitor” has the meaning assigned thereto in Section 11.3.

1.46 “Invention” means any discovery, improvement, enhancement, or modification which, in the case of patentable inventions, were conceived and reduced to practice, and in the case of non-patentable inventions, were made or developed in the course of performing obligations or exercising a Party’s rights under this Agreement in respect of Eniluracil or Products.

1.47 “Investigational Authorization” means, with respect to a country, the regulatory authorization required to investigate in human trials a Product in such country as granted by the relevant Governmental Authority.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.48 “Joint Invention” means any Inventions conceived, reduced to practice, made or developed during the Term jointly by employees or contractors of each Party.

1.49 “Joint Invention Patent” has the meaning assigned thereto in Section 12.1.3(a).

1.50 “Joint Steering Committee” means the Committee established in accordance with Section 3.1.

1.51 “Laws” means all laws, statutes, rules, regulations (including but not limited to, current Good Manufacturing Practice regulations as specified in 21 C.F.R. §§ 210 and 211; Investigational New Drug Application regulations at 21 C.F.R. § 312; NDA regulations at 21 C.F.R. § 314; relevant provisions of the Federal Food, Drug and Cosmetic Act, and other laws and regulations enforced by the FDA), ordinances and other pronouncements having the binding effect of law of any Governmental Authority.

1.52 “Licensee” means the Party Developing or Commercializing a Product under a license granted by the other Party under Section 4.1 or 4.2, as applicable, at any particular point in, or period of, time during the Term (e.g. unless and until GGL exercises one of the GGL Options, Adherex shall be the Licensee; upon GGL’s exercise of one of the GGL Options, GGL shall be the Licensee).

1.53 “Licensor” means the Party other than the Licensee.

1.54 “Losses” means any and all damages (including all loss of profits, diminution in value, and incidental, indirect, consequential, special, reliance, exemplary, punitive, statutory and treble damages incurred by or awarded to Third Parties and required to be paid to Third Parties), awards, deficiencies, settlement amounts, defaults, assessments, fines, dues, penalties, costs, fees, liabilities, obligations, taxes, liens, losses, and reasonable expenses (including but not limited to, court costs, interest and fees of attorneys, accountants and other experts) incurred by or awarded to Third Parties and required to be paid to Third Parties, in each case with respect to a Third Party Claim by reason of any judgment, order, decree, stipulation or injunction, or any settlement entered into in accordance with the indemnification provisions of this Agreement, together with all reasonable documented out-of-pocket costs and expenses incurred in complying with any judgments, orders, decrees, stipulations and injunctions that arise from or relate to a Claim of a Third Party.

1.55 “[*]” means [*].

1.56 “[*]” means [*].

1.57 “Marketing Plan” means, for each relevant Product, the plan prepared by Adherex or GGL, as applicable, identifying the core strategic, commercial and promotional claims and objectives for such Product.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.58 “Microdose Study(ies)” means an exploratory study conducted in human volunteers with a single test substance or with a number of closely related pharmaceutical candidates that is (i) used to characterize a drug’s pharmacokinetic or distribution properties; or (ii) used to choose the preferred candidate or formulation of a candidate for further Development, both using accelerator mass spectrometry (AMS) or positron emission tomography (PET) imaging or other very sensitive analytical techniques. Such Microdose Studies will use a dose that has no pharmacological effect and that typically is less than 1/100th of the expected therapeutic dose and which typically does not exceed 100 micrograms of drug substance, or as such Microdose Study may be defined by FDA or EMEA from time to time.

1.59 “Milestone Payments” mean the payments by GGL to Adherex or by Adherex to GGL, as applicable, as set forth in Sections 8.1.1, 8.1.2, and 8.2.

1.60 “NDA” means a new drug application, abbreviated new drug application or supplemental new drug application or any amendments thereto submitted to the FDA.

1.61 “[*]” means [*].

1.62 “Net Sales” means the gross amount invoiced on sales of the Product, by a Party, its Affiliates or its sublicensees, to unrelated Third Parties less, to the extent included in the gross invoice amount, deductions (consistent with customary and reasonable business practices) for:

(a) trade, quantity and cash discounts or rebates actually and lawfully allowed and taken and any other similar adjustments, including those granted on account of price adjustments, billing errors, rejected goods and damaged goods, credits, rebates, returns, chargebacks and prime vendor rebates;

(b) fees, reimbursements or similar payments actually and lawfully granted or given to wholesalers and other distributors, buying groups, health care insurance carriers, pharmacy benefit management companies, health maintenance organizations or other institutions or health care organizations allowed and taken;

(c) rebates, chargebacks, or similar payments actually and lawfully paid or granted in connection with sales of Product to any governmental or regulatory authority or agency (including their purchasers and/or reimbursers) to the extent not deducted under subsection (a) above;

(d) excise, sales or use taxes, value added taxes and other tariffs or duties levied and actually paid on the sale, transportation or delivery of the Product, excluding any taxes on income;

(e) freight, handling and insurance or other transportation costs, prepaid or allowed;

(f) retroactive price reductions and rebates;

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(g) actual uncollectible amounts; and

(h) any other adjustments required by generally accepted accounting principles under IFRS.

A “sale” will include any transfer or other disposition for consideration, and Net Sales will include the fair market value of all consideration received by a Party, its Affiliates or sublicensees in respect of any sale of a Product, whether such consideration is in cash payment, in kind or in any other form, subject to the deductions in (a) – (h) above; provided, however, that sales of Products for clinical trials, test marketing, promotional or sampling purposes, or research purposes or compassionate uses shall not constitute Net Sales for purposes of this Agreement. If any sales of Products are made in transactions that are not at arm’s length between the buyer and the seller, then the gross amount to be included in the calculation of Net Sales shall be the amount that would have been invoiced had the transaction been conducted at arm’s length, subject to deductions set forth above. Such amount that would have been invoiced shall be determined, wherever possible, by reference to the average selling price of the relevant Product in arm’s length transactions in such country. Amounts received by Licensee or its Affiliates or sublicensees for the sale of Products among Licensee and its Affiliates and sublicensees for resale shall not be included in the computation of Net Sales hereunder.

1.63 “Net Sales Report” has the meaning assigned thereto in Section 8.11.

1.64 “Option A” means the GGL Option described in Section 2.4.1.

1.65 “Option B” means the GGL Option described in Section 2.4.2.

1.66 “Option C” means the GGL Option described in Section 2.4.3.

1.67 “[*]” means [*].

1.68 “OUS Filings” has the meaning assigned thereto in Section 12.1.1(a).

1.69 “Patent” means patents and patent applications including United States provisional applications and foreign priority applications and any continuations, continuations-in-part, divisionals, registrations, confirmations, revalidations, reissues, Patent Cooperation Treaty (PCT) applications, utility models, design patents, petty patents as well as all related extensions or restorations of terms thereof and foreign counterparts of the foregoing and all other intellectual property related to the application or patent including pediatric use extensions, supplementary protection certificates or any other such right; in each case, to the extent the same has not been held, by a court or Governmental Authority of competent jurisdiction, to be invalid or unenforceable in a decision from which no appeal can be taken.

1.70 “Patent Infringement Claim” has the meaning assigned thereto in Section 12.2.1.

1.71 “PCT” has the meaning assigned thereto in Section 12.1.1(a).

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.72 “Person” means any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, proprietorship or other de jure entity organized under the Laws of any jurisdiction.

1.73 “Phase I Clinical Trial(s)” means, with respect to the United States, human clinical trials including typically the first phase of clinical trials conducted in relatively small numbers of healthy volunteers or patients with the condition to obtain information on a Product’s safety, tolerability, pharmacological activity, pharmacokinetics, drug metabolism and mechanism of action, as more fully defined in 21 C.F.R. § 312.21(a), as may be amended, and, with respect to any other country or jurisdiction, the equivalent of such a clinical trial in such other country or jurisdiction. [*].

1.74 “Phase II Clinical Trial(s)” means, with respect to the United States, well-controlled clinical trials in human subjects, including clinical trials conducted in patients with the condition, and designed to evaluate clinical activity (including but not limited to, pertinent pharmacodynamic effects or biomarker responses) and safety for a Product for one or more indications, as well as to obtain an indication of the dosage regimen required, as more fully defined in 21 C.F.R. § 312.21(b), as may be amended, and, with respect to any other country or jurisdiction, the equivalent of such a clinical trial in such other country or jurisdiction.

1.75 “Phase III Clinical Trial(s)” means, with respect to the United States, large-scale, pivotal, clinical trials conducted in a sufficient number of human patients whose primary objective is to obtain a definitive evaluation of the therapeutic efficacy and safety of a Product in patients for the particular indication in question that is needed to evaluate the overall risk-benefit profile of such Product and to provide an adequate basis for obtaining requisite regulatory approval(s) and product labeling, as more fully defined in 21 C.F.R. § 312.21(c), as may be amended, and, with respect to any other country or jurisdiction, the equivalent of such a clinical trial in such other country or jurisdiction.

1.76 “[*]” means [*].

1.77 “[*] License” means the Patent and Know How License Agreement for Eniluracil between [*] and GGL dated [*] pursuant to which GGL licensed rights to Eniluracil, alone or in combination, to [*] for the [*] Territory, a copy of which previously has been provided by GGL to Adherex.

1.78 “[*] Territory” means all the countries set forth in Appendix 4, attached hereto and incorporated herein.

1.79 “[*] Trademark Agreement” means the Trademark License Agreement relating to Eniluracil between [*] and GGL dated [*] pursuant to which GGL licensed rights to the trademark “[*]” to [*] in connection with the [*] License for Eniluracil, a copy of which previously has been provided by GGL to Adherex.

1.80 “[*] Supply Agreement” means the Supply Agreement relating to Eniluracil between [*] and GGL dated [*], a copy of which previously has been provided by GGL to Adherex.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.81 “Product” means a pharmaceutical preparation or formulation for human use containing Eniluracil, whether or not such Product is used as a single agent or in combination with other therapeutically active components. Product includes Combination Products.

1.82 “[*] Trial” means the clinical trial to be conducted by Adherex as further described in Appendix 5, the current draft of which is attached hereto and incorporated herein.

1.83 “Receiving Party” has the meaning assigned thereto in Section 9.1.

1.84 “Regulatory Exclusivity” means an exclusive right, other than through the issuance of a Patent, lawfully granted by a Governmental Authority, to market or sell a Product in that country, which exclusive right effectively prevents approval, sale, or marketing of a Generic Product corresponding to such Product in that country for the relevant time period.

1.85 “Sales Milestones” shall mean the payments provided for in Section 8.2.

1.86 “Subscription Agreement” means the subscription agreement between the Parties dated as of June 22, 2005.

1.87 “Taxes” has the meaning assigned thereto in Section 8.16.1.

1.88 “Term” means, on a country-by-country and Product-by-Product basis, the period from the Effective Date until termination (in whole or part for the applicable country/Product) in accordance with Section 15 of this Agreement or, if later, the expiration or termination of the last Valid Claim of a Patent right within the GGL Patents or Adherex Patents, as applicable, claiming a Product in such country.

1.89 “Terminated Product” has the meaning assigned thereto in Section 15.3.1.

1.90 “Territory” means all countries of the world other than those countries in the [*] Territory; provided, however, that, in the event the [*] License is assigned by GGL to Adherex as contemplated by Section 13.1, the Territory shall, upon any termination by Adherex of [*]’s rights under the [*] License consistent with such [*] License with respect to any country in the [*] Territory, include such country.

1.91 “Third Party” means a Person who is not a Party or an Affiliate of a Party.

1.92 “Third Party Claim” has the meaning assigned thereto in Section 11.3.

1.93 “Trademark” has the meaning assigned thereto in Section 4.4.

1.94 “Transition Team” means the team formed by the Joint Steering Committee in accordance with Section 3.1.1.

1.95 “Trials” means Phase I, Phase II, Phase III, and [*] Trial, as applicable.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

1.96 “United States” or “US” means the United States of America and its territories and possessions.

1.97 “Valid Claim” means any claim pending in a patent application or in an unexpired patent which has not been held unenforceable, unpatentable or invalid by a decision of a court or other Governmental Authority of competent jurisdiction, unappealable or unappealed within the time allowed for appeal, and which has not been admitted to be invalid or unenforceable through reissue or disclaimer.

2. DEVELOPMENT OF ENILURACIL.

2.1 General; Development Costs. Upon the Effective Date, GGL shall grant Adherex all rights to research, Develop and Commercialize Eniluracil and Products in the Territory, with such rights subject to GGL’s right to terminate the license rights to Eniluracil granted to Adherex under Section 4.1 and to assume Development and Commercialization of Eniluracil and Products in accordance with GGL’s exercise of any of the GGL Options described in Section 2.4. During the period that a particular Party is developing Eniluracil and Products under this Agreement, such Party will use Diligent Efforts in, and have, as between the Parties, sole responsibility for, the performance of all Development activities for Eniluracil and Products in the Territory. Adherex shall provide GGL with a Development Plan for Eniluracil and Products within thirty (30) days of the Effective Date. During the period that a Party is developing Eniluracil and Products, that Party will bear all costs and expenses associated with its Development of Eniluracil and Products, including, without limitation, all clinical trial costs and payments to clinical trial sites, except as may be otherwise explicitly provided for in this Agreement including without limitation Section 2.4.6 and Section 4.3.3.

2.1.1 [*] Trial. Adherex shall conduct the [*] Trial in accordance with the specifics set forth in Appendix 5.

2.1.2 Transfer of Materials and Support by GGL. GGL shall provide Adherex, at no cost to Adherex, the information and reasonable assistance detailed in Appendix 6, attached hereto and incorporated herein, to the extent such information exists, within forty-five (45) days after the Effective Date (unless otherwise specified in Appendix 6) to assist Adherex in meeting its obligations hereunder. In the event GGL does not provide such information and reasonable assistance within the applicable time period, the Diligence Milestones under Section 2.2.1 applicable to Adherex as Licensee shall be extended by a reasonable period of time to account for any delay that may result.

2.2 Minimum Diligence. Without limiting the foregoing, Licensee will achieve the milestones set forth in this Section 2.2 within the time periods set forth below, subject to any adjustments thereof as further described in this Agreement.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

2.2.1 Diligence Milestones.

Milestone	Milestone Date
[*]	[*]
[*]	[*]
[*]	[*]
[*]	[*]

With respect to the third and fourth milestones described above, the accomplishment of such milestone in [*] shall be deemed to be the achievement of such milestone, and Licensee shall not be required to satisfy such milestone for [*] under this Section 2.2.1. If and when Adherex is the Licensee, the dates specified above as applied to Adherex assume the materials transferred to Adherex by GGL under Section 2.5 below conform to the specifications of study drug in the GGL US IND (as defined in Section 7.2) and may reasonably be used by Adherex in Development for the accomplishment of such milestones. If such materials do not conform to such specifications, or cannot otherwise reasonably be used by Adherex for the accomplishment of such Development milestones, the dates specified above as they apply to Adherex shall be extended by a reasonable period of time as necessary to permit Adherex to obtain alternative supplies of such materials in quantities and of qualities reasonably sufficient to accomplish those Development milestones. Similarly, if, at the time GGL exercises a GGL Option, GGL does not have sufficient quantities of materials to resume Development of a Product, the dates above as the apply to GGL shall be extended by a reasonable period of time as necessary to permit GGL to obtain alternative supplies of such materials in quantities and of qualities reasonably sufficient to accomplish those Development milestones.

2.2.2 Delays. If Licensee uses Diligent Efforts to Develop Eniluracil or a particular Product but (i) the results do not support, in Licensee’s reasonable discretion, immediate progression of the applicable Product, (ii) Licensee ceases Development of a particular Product and promptly commences active Development of a back-up Product for the indication, or (iii) results of Development do not reasonably support further Development of a Product for a particular indication, and Licensee pursues Development of a Product for an alternative indication, then the relevant milestone date set forth in Section 2.2.1 will be extended by a reasonable period of time necessary to perform or re-perform the Development with such Product or back-up Product. In the event of Development or Commercialization delays beyond Licensee’s reasonable control, including but not limited to delays caused by a Force Majeure Event, the action, inaction, or omission of a Governmental Authority, the Development milestones established herein shall be extended by length of any such delay provided that Licensee is using Diligent Efforts to minimize or mitigate the effects of any such delay.

2.3 Development Decisions/Progress. During the period that a Party is conducting Development, that Party will have the sole discretion and decision-making authority with respect to Development decisions for Eniluracil and Products, subject to the requirement that such Party exercise Diligent Efforts with respect to such Development. The Party conducting Development will provide the Joint Steering Committee with updates of Development progress and efforts on at least a calendar quarterly basis.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

2.4 GGL Options. GGL shall have the right to terminate the licenses granted to Adherex under Section 4.1 and obtain certain license rights from Adherex to research, Develop, make, have made, use, and Commercialize Eniluracil at certain development stages for Eniluracil as described below. If GGL exercises any of the GGL Options, GGL shall pay Milestones Payments and royalties to Adherex as described in Section 8.1.2 and 8.4. In addition, upon GGL’s exercise of any of the GGL Options, Adherex grants GGL a worldwide, sublicensable license under all Adherex Intellectual Property reasonably necessary to permit GGL to research, Develop, make, have made, use and Commercialize Eniluracil and Products in the Field in the Territory as set forth in Section 4.2.

2.4.1 Option A. Following completion by Adherex of the [*] Trial, GGL shall have the right, for a limited period of time as further described below, to terminate Adherex’s license to the Product in Section 4.1 in its entirety and be granted an exclusive license by Adherex under Section 4.2 to research, Develop, make, have made, use, and Commercialize Eniluracil and Products for all indications in all dosage forms and combinations, formulations, presentations, line extensions and package configurations in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. Adherex shall notify GGL in writing within ten (10) business days of completion of the [*] Trial, including a written summary of the results of such trial (such notice, the “Option A Notice”), and shall promptly provide GGL with information regarding such trial reasonably necessary for GGL to decide whether or not to exercise its Option including, at a minimum, data from a cleaned and locked clinical database, any supporting preclinical and CMC data, and any further information in Adherex’s possession reasonably requested by GGL. Upon GGL’s exercise of Option A within the time period described below, Adherex shall cease all development and commercialization of Products in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. GGL shall provide Adherex with written notice of its decision whether to exercise Option A within [*] of Adherex’s notice to GGL of completion of the [*] Trial and provision to GGL by Adherex of data from a cleaned and locked clinical database regarding such Trial in accordance with this Section 2.4.1. If GGL does not exercise Option A within such [*] period, Option A shall expire, and GGL shall have no further rights under this Section 2.4.1.

2.4.2 Option B. After completion by Adherex of [*], if GGL has not exercised Option A, GGL shall have the right, for a limited period of time as further described below, to terminate Adherex’s license to the Product set forth in Section 4.1 in its entirety and be granted an exclusive license by Adherex under Section 4.2 to research, Develop, make, have made, use, and Commercialize Eniluracil and Products for all indications in all dosage forms and combinations, formulations, presentations, line extensions and package configurations in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. Adherex shall notify GGL in writing within ten (10) business days of completion of [*] (such notice, the “Option B Notice”), and shall promptly provide GGL with information regarding [*] reasonably necessary for GGL to decide whether or not to exercise its Option including, at a minimum, [*], and any further information in Adherex’s possession reasonably requested by GGL. Upon GGL’s exercise of Option B within the time

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

period described below, Adherex shall cease all development and commercialization of Eniluracil and the Product in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. GGL shall provide Adherex with written notice of its decision whether to exercise Option B within [*] of Adherex’s notice to GGL of completion of [*] and provision to GGL by Adherex of [*] in accordance with this Section 2.4.2. If GGL does not exercise Option B within such [*] period, Option B shall expire, and GGL shall have no further rights under this Section 2.4.2.

2.4.3 Option C. Upon Adherex’s [*] and [*], if GGL has not exercised Option A or B, GGL shall have the right, for a limited period of time as further described below, to terminate Adherex’s license to the Product set forth in Section 4.1 in its entirety and be granted an exclusive license by Adherex under Section 4.2 to research, Develop, make, have made, use, and Commercialize Eniluracil and Products for all indications in all dosage forms and combinations, formulations, presentations, line extensions and package configurations in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. Adherex shall notify GGL within ten (10) business days of the [*] (such notice, the “Option C Notice”). Adherex shall also promptly provide GGL with a copy of such [*] if and as requested by GGL. Upon GGL’s exercise of Option C within the time period described below and subject to Section 2.4.6, Adherex shall cease all Development and Commercialization of Eniluracil and the Product in all countries of the Territory in which there is a Valid Claim of the GGL Patents, Adherex Patents, or any Joint Invention Patents. GGL shall provide Adherex with written notice of its decision whether to exercise Option C within [*] of receipt of the Option C Notice from Adherex. If GGL does not exercise Option C within such [*] period, Option C shall expire, and GGL shall have no further rights under this Section 2.4.3.

2.4.4 GSK Participation in Adherex Development Activities Prior to Exercise of Option C. Adherex shall advise the Joint Steering Committee and GGL when the topline results of its first Phase III Trial or pivotal registration Trial for Eniluracil are available and shall make such results available to the Joint Steering Committee and to GGL at their request. GGL shall provide input and assistance to Adherex regarding [*], and Adherex shall keep GGL apprised of all meetings and communications with FDA or other Governmental Agencies regarding the [*] in order to permit GGL, at its expense, to assist Adherex in [*] provided, however, that Adherex shall have all decision-making authority with respect to any decisions regarding the [*]. The Parties shall cooperate with regard to Adherex’s [*], and Adherex shall provide [*] to GGL for its review [*]. Adherex shall consider the reasonable comments of GGL with regard to such [*], and shall attempt to include GGL in any meetings [*].

2.4.5 Formation of Transition Team on Exercise of Option C. If GGL exercises Option C, the Joint Steering Committee shall form a Transition Team (the “Transition Team”) as provided in Section 3.1.1.

2.4.6 Adherex Defense of [*] after GGL Exercise of Option C. If GGL exercises Option C, GGL may request that Adherex continue to prosecute and defend [*] until such time as [*]. If GGL so requests that Adherex continue to prosecute and defend [*] after GGL’s exercise of Option C, Adherex shall continue the defense and prosecution of [*], and the

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Parties shall cooperate with respect to such prosecution and defense. GGL shall notify Adherex of its request pursuant to this Section 2.4.6 at the time that GGL exercises Option C. Adherex shall keep GGL apprised of all meetings and communications with [*], and, after the exercise by GGL of Option C, GGL shall have the right to make all decisions regarding the prosecution and defense of [*]. GGL shall consider the reasonable comments of Adherex regarding such prosecution and defense. All costs and expenses of Adherex’s prosecution and defense of [*] after GGL’s exercise of Option C until [*] (or if [*] is not obtained, until GGL notifies Adherex of its determination to [*]) shall be borne by GGL; provided, however, that Adherex shall bear the costs of transferring any information to GGL as required by Section 7.8.1. and Appendix 7.

2.4.7 Reimbursement of Costs Incurred With Respect to GGL Option Period. If GGL exercises Option A, Option B, or Option C, respectively, GGL shall reimburse Adherex for all amounts approved by GGL in writing and incurred or expended by Adherex during the [*] period following Adherex’s provision of the Option A Notice, the Option B Notice, or the Option C Notice, respectively, with respect to the Development or Commercialization of Eniluracil and any Products during that [*] period, including but not limited to any amounts incurred under the contracts referenced in Section 4.3.3 that are assumed by GGL, following provision to GGL of the Option A Notice, Option B Notice, or Option C Notice, respectively.

2.5 Transfer of Eniluracil Material to Adherex. Within forty-five (45) days after the Effective Date, GGL will transfer to Adherex, at GGL’s cost and expense, GGL’s current inventory of Eniluracil API and all other GGL Know How, excluding GGL Know How relating to manufacturing processes, reasonably available that will assist Adherex in the Development of Eniluracil. GGL shall not be obligated to transfer any fixed-dose combination tablets of Eniluracil to Adherex and may also retain in its compound library two (2) kilograms of Eniluracil for GGL’s internal research; provided, however, that GGL shall not provide any amounts of Eniluracil retained under this Section to Third Parties or use such amounts for in vivo studies without the prior written consent of Adherex. Upon GGL’s exercise of any of the GGL Options, Adherex shall return to GGL all unused amounts of Eniluracil and all GGL Know How provided by GGL; provided, however, that Adherex shall be permitted to retain a reasonable amount of Eniluracil or Product for its internal research purposes as set forth in Section 7.8.1

2.6 GGL’s Provision of Eniluracil to Investigators for Ongoing Clinical Trials. Adherex acknowledges that, as of the Effective Date, GGL is providing fixed-dose combination of Eniluracil/5FU to two (2) investigators (including the National Cancer Institute) for administration to previously-enrolled patients under investigator-held INDs. GGL will continue to provide such drug to these investigators for as long as GGL has supply that meets specifications, the protocols for such studies, and all applicable Laws. GGL will provide Adherex with all material information it receives from such studies.

3. GOVERNANCE.

3.1 The Joint Steering Committee. Promptly after the Effective Date, the Parties shall establish a Joint Steering Committee as described in this Section 3.1. The Joint Steering Committee shall exist during the Term and shall advise the Parties with respect to, and review, all

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

research, Development and Commercialization activities performed during the Term, as more specifically provided herein; provided, however, that the Joint Steering Committee shall have no authority to amend this Agreement and shall have no authority with respect to decision-making on Development or Commercialization reserved to either Party under this Agreement. During the period that each Party is conducting Development and Commercialization of Eniluracil and Products, that Party shall keep the Joint Steering Committee reasonably informed of its progress and activities under this Agreement during the Term.

3.1.1 Formation of Transition Team. If GGL exercises Option C, the Joint Steering Committee shall form a Transition Team (the “Transition Team”) comprised of equal representatives of Adherex and GGL. The Transition Team shall oversee the orderly and efficient transition of Development and Commercialization on Eniluracil and Products from Adherex to GGL and shall ensure the transfer of materials and information and provision of assistance from Adherex to GGL as set forth in Section 7.8. The Transition Team shall determine which ongoing Trials of Adherex shall be transferred to GGL and shall work to ensure uninterrupted provision of Eniluracil to patients receiving Eniluracil under any Trials conducted by Adherex at the time GGL exercises Option C.

3.2 Membership. The Joint Steering Committee will be comprised of an equal number of representatives from each of GGL and Adherex. The exact number of such representatives shall be two (2) for each of GGL and Adherex, or such other number as the Parties may agree. Each Party shall provide the other with a list of its initial members of the Steering Committee promptly after the Effective Date. Each Party may replace any or all of its representatives on the Joint Steering Committee at any time upon written notice to the other Party in accordance with Section 16.9 of this Agreement. Any member of the Joint Steering Committee may designate a substitute to attend and perform the functions of that member at any meeting of the Joint Steering Committee. Each Party may, in its reasonable discretion, invite non-member representatives of such Party to attend meetings of the Joint Steering Committee. If the Joint Steering Committee chooses to designate a chairperson, such chairperson shall be appointed for a one (1) year term, and the right to name the chairperson shall alternate between the Parties, beginning with Adherex.

3.3 Meetings. During the Term, the Joint Steering Committee shall meet at least twice per calendar year, and more frequently as the Parties deem appropriate on such dates, and at such places and times, as provided herein or as the Parties shall agree, provided, however, that the first meeting shall be held within ninety (90) days of the Effective Date. Meetings of the Joint Steering Committee shall alternate between the offices of the Parties, or such other place as the Parties may agree. The members of the Joint Steering Committee also may convene or be polled or consulted from time to time by means of telecommunications, video conferences, electronic mail or correspondence, as deemed necessary or appropriate, provided that the Parties hold at least one face-to-face meeting each year. Each Party shall bear all costs and expenses relating to its members’ attendance at meetings of the Joint Steering Committee.

4. LICENSE GRANTS.

4.1 License to Adherex from GGL. Subject to the terms of this Agreement and GGL’s exercise of the GGL Options, GGL grants to Adherex and its Affiliates an exclusive license in the Field in the Territory under the GGL Patents, GGL Inventions, GGL Know How and GGL’s rights in the Joint Inventions and Joint Invention Patents to make, have made, use, sell, offer to sell and import, exploit, research, Develop and Commercialize Eniluracil and Products in the Territory; provided, however, GGL will retain a non-exclusive right under the GGL Patents, GGL Inventions, GGL Know How and GGL’s rights in the Joint Inventions and Joint Invention Patents for the sole purpose of conducting the internal research. The exclusive license to Adherex granted pursuant to this Section 4.1 will be sublicensable by Adherex only in accordance with Section 4.3.

4.1.1 Termination of License to Adherex. Notwithstanding Section 4.1, the license granted by GGL to Adherex pursuant to Section 4.1 shall terminate immediately upon the earliest to occur of:

(a) the date GGL exercises Option A, Option B or Option C in accordance with the provisions of Section 2.4.1, 2.4.2 and 2.4.3;

(b) the date Adherex notifies GGL that Adherex does not intend to Develop or Commercialize, or continue to Develop or Commercialize, any Products, such notice to be made promptly after Adherex makes such determination; or

(c) in the event Adherex has not exercised Diligent Efforts to Develop or Commercialize a Product, the date GGL notifies Adherex that Adherex has not exercised Diligent Efforts to Develop or Commercialize a Product, subject to the applicable cure period provided in Section 15.2 and the dispute resolution provisions in Section 16.6.

4.2 Licenses to GGL. Subject to the terms of this Agreement, immediately upon GGL’s exercise of any of the GGL Options, Adherex grants to GGL a worldwide, exclusive license in the Field under the Adherex Patents, Adherex Inventions, Adherex Know How and Adherex’s rights in the Joint Inventions and Joint Invention Patents to make, have made, use, sell, offer to sell and import, exploit, research, Develop and Commercialize Eniluracil and Products; provided, however, Adherex will retain a non-exclusive right under the Adherex Patents, Adherex Inventions, Adherex Know How and Adherex’s rights in the Joint Inventions and Joint Invention Patents solely for internal research purposes. The exclusive license to GGL granted pursuant to this Section 4.2 will be sublicensable by GGL only in accordance with Section 4.3. In addition, if GGL exercises Option C, upon the exercise of such GGL Option and at GGL’s request, Adherex immediately grants to GGL a worldwide, exclusive license to any trademarks or trade dress used by Adherex that relate solely to Eniluracil or Products (“Trademarks”), provided GGL promptly reimburses Adherex for any past and future reasonable costs and expenses related to the registration or maintenance of the Trademarks. Notwithstanding the foregoing, GGL shall be under no obligation to license any Trademarks from Adherex, and such license shall be in GGL’s sole discretion.

4.2.1 Termination of License to GGL. Notwithstanding Section 4.2, the license granted by Adherex to GGL pursuant to Section 4.2 shall terminate immediately upon the earliest to occur of:

(a) the date GGL notifies Adherex that GGL does not intend to proceed with further Development or Commercialization of any Products, such notice to be made promptly after GGL makes such determination; or

(b) in the event that GGL has not exercised Diligent Efforts to Develop or Commercialize a Product, the date Adherex notifies GGL that GGL has not exercised Diligent Efforts to Develop or Commercialize Eniluracil or a Product, subject to the applicable cure period provided in Section 15.2 and the dispute resolution provisions in Section 16.6.

4.3 Sublicensing and Subcontracting.

4.3.1 Adherex’s Right to Sublicense and Subcontract. Until such time as all GGL Options have expired, Adherex may not sublicense its rights to Develop or Commercialize Products in whole or in part to any Affiliate or Third Party without the prior written consent of GGL; provided, however, that Adherex may subcontract with Affiliates or Third Parties for the manufacture or supply of any Product or the conduct of preclinical or clinical trials of any Product, without such consent. After such time as all GGL Options have expired, Adherex may sublicense or subcontract its rights to Develop or Commercialize Products in whole or in part to any Affiliate or Third Party without the prior written consent of GGL; provided that Adherex shall provide GGL with a copy of any executed sublicense or material subcontract with ten (10) days of its execution, to the extent Adherex is permitted to do so by the terms of such sublicense or subcontract. In the event Adherex sublicenses or subcontracts its rights under this Agreement, in whole or in part, it will secure all appropriate covenants, obligations and rights from any such sublicensee or subcontractor, including but not limited to, licenses, intellectual property rights and confidentiality obligations, to ensure that Adherex can comply with all applicable covenants and obligations to GGL under this Agreement. Adherex will be responsible for any failure of its sublicensees or subcontractors to materially comply with the applicable terms of this Agreement.

4.3.2 GGL’s Right to Sublicense and Subcontract. Upon GGL’s exercise of any of the GGL Options, GGL may sublicense its rights under Section 4.2 of this Agreement, and subcontract any activities related to the exercise of such rights, to any of its Affiliates or Third Parties without Adherex’s prior written consent, provided that GGL shall provide Adherex with a copy of any executed sublicense or material subcontract with ten (10) days of its execution, to the extent GGL is permitted to do so by the terms of such sublicense or subcontract. GGL will secure all appropriate covenants, obligations and rights from any such sublicensee or subcontractor, including but not limited to, licenses, intellectual property rights and confidentiality obligations, to ensure that GGL can comply with all of GGL’s applicable covenants and obligations to Adherex under this Agreement. GGL will be responsible for any breaches of this Agreement by any of its sublicensee or subcontractors.

4.3.3 GGL Assumption of Third Party Agreements. Upon GGL’s exercise of any of the GGL Options, GGL shall have the right, but not the obligation, to assume all or some of Adherex’s ongoing obligations with respect to Eniluracil or a Product under agreements with Third Parties or be assigned such agreements. If GGL assumes any Third Party Agreement from Adherex, (i) Adherex shall use commercially reasonable efforts to assign such agreement to GGL; and (ii) GGL shall reimburse Adherex for all costs and expenses incurred by Adherex under such agreement. The Parties will cooperate in the transfer and assignment of any agreements assumed by GGL under this Section, and, upon such assignment to GGL, GGL shall be responsible for all future costs, payments, and other obligations under such agreements.

4.4 Trademarks. Products will be Commercialized under Trademarks selected by the Party responsible for Commercializing a Product. The Party Commercializing a Product will, except with respect to the Trademarks licensed under Section 4.2 above, exclusively own all trademarks for Products, and will be responsible for the procurement, filing and maintenance of trademark registrations for such trademarks and all related costs and expenses. GGL grants no license to Adherex to any trademarks previously used by GGL for Eniluracil, including any trademarks licensed to [*] under the [*] Trademark License Agreement.

5. COMMERCIALIZATION.

5.1 Responsibilities. Each Party responsible for Commercialization of a Product will use Diligent Efforts to Commercialize such Products. The Party responsible for Commercializing a Product will have the sole right, responsibility and decision-making authority for Commercialization of Products. No later than six (6) months after the commencement of Phase III Clinical Trials for a Product, the Party Developing and Commercializing a Product will present to the Joint Steering Committee an initial Marketing Plan for the Product which will include Commercialization plans for the Product in [*], as applicable. The Party Commercializing a Product will bear all costs and expenses associated with the Commercialization of Products. Without limiting the foregoing, the Party Commercializing a Product will, as between the Parties, have the sole right and responsibility to:

(a) Receive, accept and fill orders for Products;

(b) Distribute, sell, record sales and collect payments for Products;

(c) Establish and modify the terms and conditions with respect to the sale of Products, including but not limited to, the price or prices at which Products will be sold, any discount, rebates or other deductions applicable to payments or receivables, and similar matters; and

(d) Book sales of Product.

5.2 Semi-Annual Reports. The Party Commercializing a Product will provide to the Joint Steering Committee semi-Annual Commercialization reports. Such reports will set forth in summary form the results of the Party’s Commercialization activities performed during such semi-Annual period.

6. MANUFACTURING.

6.1 Manufacturing. Until GGL’s exercise of any of the GGL Options, Adherex will manufacture or otherwise obtain supply of the requirements of formulated, packaged and labeled Eniluracil and Products as reasonably necessary for Development and Commercialization, in accordance with all applicable Laws, current Good Manufacturing

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Practices, and this Agreement. Until GGL’s exercise of any of the GGL Options, Adherex will be solely responsible for primary and secondary manufacturing, packaging and labeling of Product and for establishing its own manufacturing capability and supply chain arrangements for manufacture and supply of Eniluracil. GGL will provide Adherex with relevant information in its possession as necessary to assist Adherex in establishing its supply chain for Eniluracil. If and when GGL exercises any of the GGL Options, GGL will thereafter manufacture or otherwise obtain supply of the requirements of formulated, packaged and labeled Eniluracil and Products as reasonably necessary for Development and Commercialization, in accordance with all applicable Laws, current Good Manufacturing Practices, and this Agreement. If and when GGL exercises any of the GGL Options, GGL will be solely responsible for primary and secondary manufacturing, packaging and labeling of Product and for establishing its own manufacturing capability and supply chain arrangements for manufacture and supply of Eniluracil. Upon GGL’s exercise of any of the GGL Options, Adherex will provide GGL with relevant information in its possession as reasonably necessary to assist GGL in establishing its supply chain for Eniluracil.

6.2 Transfer of API. As provided in Section 2.5, GGL will transfer its existing inventory of Eniluracil API to Adherex at GGL’s expense. GGL provides no warranties to Adherex as to the condition, compliance or suitability for future use of such API, and Adherex is solely responsible for retesting such material and assessing its suitability for use. GGL will provide Adherex with specifications reasonably sufficient to enable Adherex to carry out such testing.

6.3 Manufacturing Issues During Term. Adherex will promptly notify GGL of any manufacturing or supply issues that have or are reasonably likely to have a material adverse affect on the Development or Commercialization of Products. Pursuant to Section 3.1, Licensee shall keep the Joint Steering Committee reasonably and periodically informed of all material issues regarding manufacture of Eniluracil and Products, including costs of goods for Eniluracil and Products.

7. REGULATORY MATTERS.

7.1 General. Until GGL’s exercise of any of the GGL Options and after the expiration of the GGL Options, subject to Section 7.2, Adherex will be solely responsible for, and will use Diligent Efforts in connection with filing, communicating with, and seeking approvals from, Governmental Authorities in respect of Products and will keep GGL reasonably informed, through the Joint Steering Committee, of all material issues arising therefrom. At GGL’s option and to the extent not prohibited by the FDA or applicable Governmental Authority official conducting such meeting, GGL may have one (1) observer at all FDA or equivalent Governmental Authority meetings (in person, via teleconference or otherwise). The Joint Steering Committee may also review and otherwise have access to all minutes of meetings in respect of Products between Adherex and FDA or applicable Governmental Authorities, together with any responses or comments thereto. After GGL’s exercise of any of the GGL Options, subject to Sections 2.4.6 and 7.2, GGL will be solely responsible for, and will use Diligent Efforts in connection with filing, communicating with, and seeking approvals from, FDA and equivalent Governmental Authorities in respect of Products and will keep Adherex informed, through the Joint Steering Committee, of all material issues arising therefrom. The Joint Steering Committee may also review and otherwise have access to all minutes of meetings in respect of Products between GGL and FDA or applicable Governmental Authorities, together with any responses or comments thereto.

7.2 INDs.

7.2.1 GGL INDs. Unless and until all of the GGL Options expire or GGL transfers to Adherex GGL’s existing IND for Eniluracil filed with the US FDA (IND 44,816) (the “GGL US IND”), GGL shall be solely responsible for maintaining and will use Diligent Efforts in connection with filing, communicating with FDA in respect of the GGL US IND and will keep Adherex reasonably informed, through the Joint Steering Committee, of all material issues arising with respect thereto. GGL will also keep Adherex reasonably informed, through the Joint Steering Committee, of all material issues arising with respect to any other INDs filed by GGL with other Governmental Authorities. The Joint Steering Committee may also review and otherwise have access to all minutes of meetings in respect of the GGL US IND between GGL and FDA and any other INDs filed by GGL with other Governmental Authorities, together with any responses or comments thereto.

7.2.2 Adherex INDs. Prior to and after the expiration of the GGL Options, Adherex shall be solely responsible for maintaining all INDs filed by Adherex (the “Adherex INDs), and will use Diligent Efforts in connection with filing, communicating with, and seeking approvals from, FDA or other Governmental Authorities in respect of the Adherex INDs and will keep GGL reasonably informed, through the Joint Steering Committee, of all material issues arising with respect thereto. The Joint Steering Committee may also review and otherwise have access to all minutes of meetings in respect of the Adherex INDs between Adherex and FDA or applicable Governmental Authorities, together with any responses or comments thereto.

7.3 Other Regulatory Filings.

7.3.1 Adherex Responsibilities. Subject to Section 2.4.4, unless and until GGL exercises one of the GGL Options, Adherex will be solely responsible for filing [*] and will use Diligent Efforts in seeking appropriate approvals in those countries of the Territory for Products as Adherex reasonably determines. At a minimum, unless and until GGL exercises one of the GGL Options, Adherex will seek [*] prior to the expiration of all of the GGL Options, and [*] after such expiration. At GGL’s written request, Adherex shall provide a copy of any such filings and approvals to GGL. Such regulatory documents for each filing will be held at the offices of Adherex. GGL will provide such reasonable assistance as may be required by Adherex where liaison between the Parties is, or may be, reasonably necessary or useful to enable Adherex to fulfill its responsibilities hereunder. Unless and until GGL exercises one of the GGL Options, Adherex will be responsible for maintaining [*] obtained under this Section 7.3.1 and will solely own all [*] in the Territory; provided, however, that, notwithstanding the foregoing, [*] may be owned by sublicensees permitted under this Agreement pursuant to the terms of any sublicense agreement therewith. Unless and until GGL exercises one of the GGL Options, and except as otherwise specifically provided in this Agreement, Adherex will be fully responsible for bearing all costs and expenses associated with undertaking and completing such registration activities in the Territory, including but not limited to, the costs of preparing and prosecuting applications for such approvals and fees payable to FDA and other Governmental Authorities in obtaining and maintaining the same.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

7.3.2 GGL Responsibilities. Upon GGL’s exercise of any of the GGL Options, GGL will be solely responsible for filing [*] and will use Diligent Efforts in seeking appropriate approvals in those countries of the Territory for Products as GGL reasonably determines. At a minimum, GGL will seek [*]. At Adherex’s written request, GGL shall provide a copy of any such filings and approvals to Adherex. Such regulatory documents for each filing will be held at the offices of GGL. Adherex will provide such reasonable assistance as may be required by GGL where liaison between the Parties is, or may be, reasonably necessary or useful to enable GGL to fulfill its responsibilities hereunder. GGL will be responsible for maintaining [*] obtained under this Section 7.3.2 and will solely own all [*] in the Territory, provided that, notwithstanding the foregoing, [*] may be owned by sublicensees permitted under this Agreement pursuant to the terms of any sublicense agreement therewith. GGL will be fully responsible for bearing all costs and expenses associated with undertaking and completing such registration activities in the Territory, including but not limited to, the costs of preparing and prosecuting applications for such approvals and fees payable to FDA and other Governmental Authorities in obtaining and maintaining the same.

7.4 Drug Safety Information. Each Party will promptly notify the other Party in writing of any material adverse drug experiences in respect of Products or Eniluracil of which it becomes aware. Unless and until GGL exercises one of the GGL Options, Adherex will be solely responsible for recording, investigating, summarizing, notifying, reporting and reviewing all adverse drug experiences in accordance with applicable Law, except with respect to the studies conducted under the investigator-initiated INDs described in Section 2.6, for which GGL shall retain all responsibility. Upon GGL’s exercise of one of the GGL Options, GGL will be solely responsible for recording, investigating, summarizing, notifying, reporting and reviewing all adverse drug experiences in accordance with applicable Law.

7.5 Recalls or Corrective Action.

7.5.1 By Adherex. Unless and until GGL exercises any of the GGL Options and on expiration of the GGL Options:

(i) Adherex will have sole responsibility for and will make all decisions with respect to any recall, market withdrawal or other corrective action related to Products (collectively, “Recall”);

(ii) Adherex will, as soon as practicable, notify GGL of any Recall information received by Adherex in reasonable detail;

(iii) Adherex will promptly notify GGL of any material actions to be taken by Adherex with respect to any Recall related to a Product prior to such action to permit GGL a reasonable opportunity to consult with Adherex, provided that, notwithstanding the foregoing, Adherex shall have the right to immediately undertake any Recall without such prior

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

notice and opportunity to consult for the benefit of GGL in the event medical circumstances reasonably justify, in Adherex’s sole discretion, the immediate Recall of such Product or FDA or any Governmental Authority requires the immediate Recall of such Product; and

(iv) All costs and expenses with respect to a Recall will be borne by Adherex.

7.5.2 By GGL. After GGL’s exercise of any of the GGL Options:

(i) GGL will have sole responsibility for and will make all decisions with respect to any Recall;

(ii) GGL will, as soon as practicable, notify Adherex of any Recall information received by GGL in reasonable detail;

(iii) GGL will promptly notify Adherex of any material actions to be taken by GGL with respect to any Recall related to a Product prior to such action to permit Adherex a reasonable opportunity to consult with GGL, provided that, notwithstanding the foregoing, GGL shall have the right to immediately undertake any Recall without such prior notice and opportunity to consult for the benefit of Adherex in the event medical circumstances reasonably justify, in GGL’s sole discretion, the immediate Recall of such Product or FDA or any Governmental Authority requires the immediate Recall of such Product; and

(iv) All costs and expenses with respect to a Recall will be borne by GGL.

7.6 Events Affecting Integrity or Reputation. During the Term, the Parties will notify each other immediately of any circumstances of which they are aware and which could materially adversely affect the reputation of Products or if a Party is threatened by or becomes aware of materially adverse unlawful activity in relation to Products, including but not limited to, deliberate tampering with or contamination of Products. In any such circumstances, the Parties will use Diligent Efforts to limit any damage to the Parties or to Products. The Parties will promptly call a Joint Steering Committee meeting to discuss and resolve such circumstances.

7.7 Cross-Reference by Adherex to GGL US IND. GGL shall permit Adherex to cross-reference the GGL US IND and any data, results, analyses, or reports with respect thereto reasonably necessary for the Development of Eniluracil by Adherex in the Territory, a copy of the GGL US IND which has been and will be provided by GGL to Adherex. Until such time as all the GGL Options have expired or GGL has exercised a GGL Option, GGL shall use Diligent Efforts to (i) comply with the terms, conditions, protocols, and specifications of the GGL US IND in accordance with applicable Laws, and (ii) promptly attend and/or respond, as appropriate, to any requests of the FDA or Governmental Authorities with respect to such GGL US IND or any other INDs filed by GGL or its Affiliate with respect to Eniluracil in the Territory. Before initiating or facilitating any research that would trigger any additional regulatory filing with any Governmental Authority, GGL shall provide reasonable information with respect thereto to the Joint Steering Committee and must receive that committee’s approval prior to commencing any such research. GGL shall provide Adherex with copies of any filings, updates, material correspondence, or material communications to or from any applicable

Governmental Authority with respect to the GGL US IND and any other INDs filed by GGL or its Affiliate with respect to Eniluracil in the Territory, and shall provide Adherex with a reasonable opportunity, to the extent not prohibited by the Governmental Authority, to observe or attend any meetings or teleconferences between GGL and any Governmental Authority with respect thereto. To the extent permissible by Law, GGL will permit Adherex to cross-reference any INDs filed by GGL or its Affiliate with respect to Eniluracil in the Territory.

7.8 Transfer of API, Materials, Adherex Know How, Regulatory Filings and Information.

7.8.1 By Adherex. Within forty-five (45) days after GGL’s written notification to Adherex that it has chosen to exercise either Option A, Option B or Option C, Adherex shall immediately transfer to GGL, at Adherex’s cost and expense, all available amounts of Eniluracil drug substance and all other Adherex Know How reasonably available to Adherex that will assist GGL in the Development and Commercialization of Eniluracil and Products; provided, however, that Adherex shall be able to retain a reasonable amount of Eniluracil and/or Product for its internal research purposes; provided, further, that any research to be conducted by Adherex after exercise by GGL of an Option shall be done only with the prior written consent of GGL, such consent not to be unreasonably withheld. In addition, on GGL’s exercise of an Option, Adherex will provide, at a minimum, the materials and assistance set forth in Appendix 6, attached hereto and incorporated herein. On GGL’s exercise of an Option, at GGL’s request and Adherex’s expense, Adherex shall also transfer to GGL all INDs and other regulatory filings including any [*] made by Adherex or its Affiliates relating to Eniluracil or a Product free and clear of any and all liens, claims, and encumbrances. If, pursuant to Section 2.4.6, GGL requests that Adherex continue to prosecute and defend [*] after GGL’s exercise of Option C, GGL and Adherex shall agree in good faith on a reasonably appropriate timeframe for the transfer of [*]. After GGL’s exercise of a GGL Option and in connection with the transfer of any regulatory filings or information, Adherex shall provide GGL, at no cost to GGL as detailed in Appendix 7, and subject to GGL’s use of commercially reasonable efforts to become enabled with respect to the Development and Commercialization of Products, reasonable assistance as requested by GGL to permit GGL to respond to any governmental inquiries regarding any regulatory filings transferred by Adherex to GGL.

7.8.2 Transfer of Ongoing Adherex Clinical Trials. If GGL exercises any of the GGL Options, the Parties shall cooperage in the transfer to GGL of any ongoing Trials sponsored by Adherex for Eniluracil or a Product. Adherex shall use commercially reasonable efforts to ensure that any informed consent documents used by it for its Trials permit disclosure of Trial information to GGL after exercise of a GGL Option.

7.8.3 By GGL. Upon the expiration of all of the GGL Options, at Adherex’s request and at GGL’s expense, GGL shall transfer to Adherex all right, title, and interest to all INDs and other regulatory filings made, owned, or controlled by GGL or its Affiliates relating to Eniluracil or a Product, free and clear of any and all liens, claims, and encumbrances.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

8. FINANCIAL PROVISIONS.

8.1 Development Milestone Payments. In consideration for the license granted to Adherex under the GGL Patents and GGL Know How and the license which may be granted to GGL under the Adherex Patents and Adherex Know How, each Party will pay to the other the non-refundable, non-creditable Milestone Payments as specified in Section 8.1.1 and 8.1.2 within forty-five (45) days following notification of achievement of the particular milestone and receipt from the other Party of an invoice for the milestone amount. In the event a Party achieves a Development milestone specified below, such Party will promptly, but in no event more than ten (10) days after the achievement of each such milestone, notify the other Party in writing of the achievement of same. Notwithstanding the foregoing, if one or more milestone(s) do(es) not occur (e.g., for Option B, [*]), but a later milestone is achieved (e.g., [*]), then all previous milestone(s) for which the applicable milestone payment(s) has (have) not been made will be paid at the time of achievement of such subsequent milestone (e.g., if [*] is received without the requirement of completing [*], then both the [*] milestone and the [*] milestone would be paid following receipt of the [*]). The Milestone Payments will be made only one time for a Product regardless of how many times such Development milestones are achieved for such Product and will be payable only for the first Product to reach that milestone; provided, however, that, notwithstanding the foregoing, where a Milestone Payment is payable for [*] as specifically identified below, the Milestone Payment will be made each time a Product [*]. All milestone payments will apply whether Products are single or Combination Products; provided, however, that if a particular milestone has already been achieved for a Product, the same milestone shall not be payable for a Combination Product which incorporates the Product or incorporates as one of its constituent APIs an API incorporated in the Product.

8.1.1 Development Milestones to GGL. Unless and until GGL exercises one of the GGL Options, Adherex shall make the following Milestone Payments to GGL upon the achievement of the indicated Development milestone for the first Product to achieve such Development milestone and for each [*]:

Milestone	Amount
[*]	US$	[*]
[*] (the “[*] Milestone”)	US$	[*]

Notwithstanding the foregoing, (i) in the event that Annual Net Sales of a Product for the first year following any [*] with respect to such Product that triggers the milestone payment above do not equal or exceed US$[*], the amount initially payable with respect to the corresponding [*] Milestone shall equal [*] percent ([*]%) of that year’s Net Sales of such Product, with any balance, with interest, at a rate of the average one-month London Inter-Bank Offering Rate (LIBOR) for the United States Dollar as reported from time to time in The Wall Street Journal, being paid by Adherex in the subsequent year, subject to clause (ii) below, and (ii) the aggregate amount due to GGL with respect to the achievement of any [*] Milestone with respect to a Product in any one year period shall not exceed [*] percent ([*]%) of Annual Net Sales of such Product during such period, with any balance, with interest at a rate of the

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

average one-month London Inter-Bank Offering Rate (LIBOR) for the United States Dollar as reported from time to time in The Wall Street Journal, being paid by Adherex during the subsequent year. In the event amounts paid by Adherex under this Section 8.1.1 exceed the limitations described above due to the payments being made in advance of Annual Net Sales information being available for the relevant time period, GGL shall, as requested by Adherex, either (i) refund the excess amount or (ii) credit such excess amount towards future Milestone Payments or royalties payable by Adherex to GGL.

8.1.2 Development Milestones to Adherex. If GGL exercises any of the GGL Options, it shall make the following Milestone Payments to Adherex upon the achievement of the indicated Development milestone under such Option for the first Product to achieve such milestone and, as indicated, for each [*]. For clarity, if GGL exercises an Option, it shall have no obligation to pay any Development milestone identified under an Option that GGL did not exercise, but GGL shall be required to pay all Development milestones identified under the Option exercised regardless of when the milestones were achieved, prior to or after exercise of the Option.

GGL exercises OPTION A:

Milestone	Amount
[*]	US$	[*]
[*]	US$	[*]
[*]	US$	[*]

GGL exercises OPTION B:

Milestone	Amount
[*]	US$	[*]
[*]	US$	[*]
[*]	US$	[*]
[*]	US$	[*]

GGL exercises OPTION C:

Milestone	Amount
[*]	US$	[*]
[*]	US$	[*]
[*]	US$	[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

8.2 Sales Milestones.

8.2.1 To Adherex. If GGL exercises any of the GGL Options, GGL shall pay Adherex each Sales Milestone below for the first Product to achieve such aggregate Annual aggregate Net Sales of a Product by GGL in the Territory. Such Sales Milestones will only be made (i) if a Valid Claim of an Adherex Patent or a GGL Patent claims the Product sold at the time of such Product’s sale; and (ii) the relevant Annual Net Sales thresholds below are met:

Milestone	Amount
[*] Annual Net Sales [*]	US$[*]
[*] Annual Net Sales [*]	US$[*]
[*] Annual Net Sales [*]	US$[*]

8.2.2 To GGL. If GGL does not exercise any of the GGL Options, Adherex shall pay GGL the Sales Milestones set forth above for the first Product to achieve such [*]. Such Sales Milestones will only be made (i) if a Valid Claim of an Adherex Patent or a GGL Patent claims the Product sold at the time of such Product’s sale; and (ii) the relevant Annual Net Sales thresholds set forth above are met.

8.2.3 Each Sales Milestone will be made only for the first Product to achieve each such aggregate Annual Net Sales threshold, regardless how many times each milestone is achieved for each Product and how many Products achieve such milestone. In the event that more than one Annual Net Sales threshold is exceeded in any given year, the Sales Milestone payment payable for that year will be for the aggregate milestone payments above; provided, however that the maximum payment required to be paid by GGL or Adherex, as applicable, in any one calendar year shall be US$[*], with any balance, with interest, at a rate of the average one-month London Inter-Bank Offering Rate (LIBOR) for the United States Dollar as reported from time to time in The Wall Street Journal, being paid in the subsequent calendar year.

8.3 Royalties to GGL. As further consideration for the license rights under the GGL Patents under Section 4.1, and in those countries of the Territory in which there is a Valid Claim of a GGL Patent or an Adherex Patent claiming the manufacture, use or sale of Product in the country of sale at the time such Net Sales occur, and if GGL does not exercise any of the GGL Options, Adherex shall pay GGL, within forty-five (45) days following the end of each calendar quarter, a tiered royalty based on year-to-date, Annual Net Sales of each Product, on a Product by Product basis, for the previous calendar quarter, at the rates specified below. For the avoidance of doubt, different Products containing the same APIs (including but not limited to Combination Products and novel formulations) will not be deemed to be one and the same Product for the purposes of calculating total aggregate Annual Net Sales and associated royalties on Annual Net Sales for purposes of this Section 8.3. All royalties on Annual Net Sales will apply whether a Product is Developed and Commercialized as a single or Combination Product.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Annual Net Sales	Percentage of Annual Net Sales
Annual Net Sales [*]	[*]	%
Annual Net Sales [*]	[*]	%

For clarification, the royalty rates set forth in this Section 8.3 are meant to be applied in turn, with the higher royalty rate to be applied on incremental Net Sales above the lower threshold. By way of example, if [*], subject to Sections 8.3.1 and 8.4.2.

8.3.1 [*]

8.4 Royalties to Adherex on GGL Exercise of GGL Option. As further consideration for the acquisition of license rights under the Adherex Patents under Section 4.2, and in those countries of the Territory in which there is a Valid Claim of a GGL Patent or an Adherex Patent claiming the manufacture, use or sale of Product in the country of sale at the time such Net Sales occur, and if GGL exercises any of the GGL Options, GGL shall pay Adherex, within forty-five (45) days following the end of each calendar quarter, a tiered royalty based on year-to-date, Annual Net Sales of each Product, on a Product by Product basis, for the previous calendar quarter, at the rates specified below. For the avoidance of doubt, different Products containing the same API(s) (including but not limited to Combination Products and novel formulations) will not be deemed to be one and the same Product for the purposes of calculating total aggregate Net Sales and associated royalties on Annual Net Sales for purposes of this Section 8.4. All royalties on Annual Net Sales will apply whether a Product is Developed and Commercialized as a single or Combination Product.

If GGL exercises OPTION A:

Annual Net Sales	Percentage of Annual Net Sales
Annual Net Sales [*]	[*]	%
Annual Net Sales [*]	[*]	%

If GGL exercises OPTION B:

Annual Net Sales	Percentage of Annual Net Sales
Annual Net Sales [*]	[*	]%
Annual Net Sales [*]	[*	]%

If GGL exercises OPTION C:

Annual Net Sales	Percentage of Annual Net Sales
Annual Net Sales [*]	[*	]%
Annual Net Sales [*]	[*	]%

For clarification, the royalty rates set forth in this Section 8.4 are meant to be applied in turn, with the higher royalty rate to be applied on incremental Net Sales above the lower threshold. By way of example, under Option A, [*], subject to Sections 8.4.1 and 8.4.2.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

8.4.1 [*]

8.4.2 [*]

8.5. Duration of Royalty Payments.

8.5.1 Royalties to GGL. All royalties payable under Section 8.3 shall be paid (i) on a country-by-country basis from the date of First Commercial Sale of a Product in a particular country and (ii) only if, at the time of the sale of the Product, there is a Valid Claim of a GGL Patent or Adherex Patent claiming the manufacture, use or sale of such Product sold in such country. Royalty obligations under Sections 8.3 in each country of the Territory shall remain until the expiration or termination of the last Valid Claim of a GGL Patent or Adherex Patent claiming the manufacture, sale, or use of a Product in such country. Upon expiration of the royalty term, the licenses granted to Adherex by GGL will become perpetual, fully-paid, and royalty-free.

8.5.2 Royalties to Adherex. All royalties payable under Section 8.4 shall be paid (i) on a country-by-country basis from the date of First Commercial Sale of a Product in a particular country and (ii) only if, at the time of the sale of the Product, there is a Valid Claim of a GGL Patent or Adherex Patent claiming the manufacture, use or sale of such Product sold in such country. Royalty obligations under Section 8.4 in each country of the Territory shall remain until the expiration or termination of the last Valid Claim of a GGL Patent or Adherex Patent claiming the manufacture, sale, or use of such Product in such country. Upon expiration of the royalty term, the licenses granted to GGL by Adherex will become perpetual, fully-paid, and royalty-free.

8.5.3 Regulatory Exclusivity. Notwithstanding Sections 8.5.1 and 8.5.2, royalties shall be payable by GGL to Adherex and by Adherex to GGL, as applicable, under Section 8.4 and 8.3, respectively, and subject to any further adjustments thereto in accordance with this Agreement, on Net Sales of a Product on country-by-country basis if, at the time of the sale of the Product in a particular country in the Territory, Regulatory Exclusivity exists in such country, notwithstanding the lack of any Valid Claim of a GGL Patent or Adherex Patent in such country.

8.6 Generic Competition. If, during the Term, there is Generic Competition in a country, then, on a country-by-country and Product-by-Product basis, the applicable royalties set forth in Sections 8.3 and 8.4, as they may be adjusted or affected by Sections 8.7, 8.8, and 8.9, will be reduced by [*] percent ([*]%).

8.7 Bundling. In the event that a Product is included as a “bundle” of products or services, Adherex or GGL, as applicable, may discount Net Sales of such Product for purposes of calculating royalties and milestones due under this Agreement by no more than the average percentage discount of all products in a particular “bundle,” calculated as [1-(A/B)] x 100, where

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

“A” equals the total discounted price of a particular “bundle” of products, and “B” equals the sum of the undiscounted bona fide list prices of each unit of every product in such “bundle”. The Party Commercializing a Product will provide to the other Party, to the extent reasonably available or ascertainable, documentation establishing such average discount with respect to each “bundle”. If the Party Commercializing the Product cannot so establish the average discount of a “bundle,” Net Sales for the “bundled” Product will be based on (i) the median selling price of the Product alone during the applicable calendar quarter, if the Product is sold in a non-“bundled” form during such calendar quarter, or, if such Product is not sold in a non-”bundled” form during such calendar quarter, (ii) the undiscounted list price of the Product in the “bundle”. If a Product in a “bundle” is not sold separately, and/or no bona fide list price exists for such Product or the other products included in the “bundle,” then the Parties will negotiate in good faith, based on a commercially reasonable determination of the relative values and/or imputed prices of the “bundled” product’s constituent products and Product, and imputed discounts provided with respect thereto, an alternative determination of Net Sales with respect to the Product included in such “bundled” product consistent with the intent of this Section 8.7.

8.8 Combination Products. In the event a Product is sold which is a Combination Product under Section 1.11, for purposes of determining payments due the Party Commercializing the Product under Section 8.3 or Section 8.4, Net Sales of Combination Products shall be calculated by multiplying the Net Sales of the Combination Product by the fraction A over A+B, in which A is the Gross Selling Price of the Product when such Product is sold in substantial quantities comprising Eniluracil as the sole therapeutically active ingredient during the applicable accounting period in which the sales of the Product were made, and B is the Gross Selling Price of products incorporating solely the other therapeutically active ingredients contained in the Combination Product sold separately in substantial quantities during the accounting period in question. In the event that no separate sale of either the Product comprising Eniluracil as the sole therapeutically active ingredient or products incorporating solely the other therapeutically active ingredients of the Combination Product are made during the accounting period in which the sale was made, or if the Gross Selling Price for a product incorporating solely a particular therapeutically active ingredient cannot be determined for an accounting period, Net Sales allocable to the Product and Combination Product shall, in either case, be determined by mutual agreement reached in good faith by the Parties prior to the end of the accounting period in question based on an equitable method of determining same that takes into account, in the Territory, variations in potency, the relative contribution of each therapeutically active ingredient in the Combination Product, and relative value to the end user of each therapeutically active ingredient. For purposes of this Section, “Gross Selling Price” shall mean the gross price at which a product incorporating such therapeutically active ingredient as the sole therapeutically active ingredient is sold to a Third Party, before discounts, deductions, credits, taxes or allowances.

8.9 Third Party Royalties. In the event that:

(a) a Product is deemed by a final, unappealable decision of a court of competent jurisdiction to infringe a claim of a patent(s) owned or controlled by a Third Party in any given country of the Territory, and GGL or Adherex licenses such patent(s) in settlement of such claims (“Infringement License”),

(b) the Licensee determines, in its reasonable discretion, after due discussion at the Joint Steering Committee, that it is commercially, reasonably necessary or advisable to pay royalties to a Third Party to obtain a license to practice any Third Party’s rights in order to manufacture, use, Commercialize or Develop a Product in any given country of the Territory (“Necessary License”), or

(c) it would be useful to obtain a license to practice any Third Party’s rights that could improve, enhance, or modify a Product in any given country of the Territory, (“Improvement License”) as determined by Licensee in its reasonable judgment after due discussion at the Joint Steering Committee,

(d) then Licensee may deduct up to [*] percent ([*]%) of any fees, milestones or royalties paid for Infringement Licenses, Necessary Licenses and Improvement Licenses due to such Third Parties (or such amounts paid by Licensee in settlement of such infringement action, provided that Licensor provided its prior written consent to such settlement, such consent not to be unreasonably withheld) from the royalties otherwise due to the Licensor with respect to Annual Net Sales of such Product in such country; provided, however, that, notwithstanding the foregoing, the total amount due to the Licensor under this Agreement with respect to any particular calendar quarter shall not be reduced by more than [*] percent ([*]%) as a result of any such adjustment, and any amounts not deducted in a calendar quarter shall be carried forward for deduction in the subsequent calendar quarter(s).

8.10 Compulsory Licenses. Should a compulsory license be granted, or be the subject of a possible grant, to a Third Party under the applicable laws of any country in the Territory under the GGL Patents licensed hereunder to Adherex or the Adherex Patents licensed hereunder to GGL, as applicable, the Party receiving notice thereof or otherwise becoming aware thereof shall promptly notify the other Party thereof, including any material information concerning such compulsory license, and the royalty rate payable hereunder for sales of Products in such country will be adjusted to match any lower royalty rate granted to such Third Party for such country with respect to the sales of such Products, provided that during such periods such Third Parties sell or offer for sale under the compulsory license articles that compete with the Products then marketed and sold by the applicable Licensee in that country that contain Eniluracil. If the applicable Laws with respect to any potential granting of a compulsory license provide for any process or means by which such compulsory license may be avoided, contested, or limited, or by which the negative effects thereof on Net Sales or the remuneration to be received by Licensor hereunder otherwise ameliorated, Licensee shall, as requested by Licensor, (i) use commercially reasonable efforts to avoid the granting of such compulsory license or, if the granting of such compulsory license cannot be avoided, (ii) use commercially reasonable efforts to minimize the negative effects of the granting of such compulsory license on Net Sales and the remuneration to be received by Licensor under this Agreement, including but not limited to using commercially reasonable efforts to, as requested by Licensee, (a) maximize the royalty rate paid on such compulsory license, (b) minimize the scope of such license, and/or (c) seek such other relief or remedies, or take such other measures, as may be reasonably available to ameliorate the negative effects of such license on Net Sales and the remuneration to be received by Licensor hereunder.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

8.11 Net Sales Report. Within sixty (60) days following the end of each calendar quarter, the Party Commercializing a Product will submit to the other Party a written report setting forth Annual Net Sales in the Territory on a country-by-country (or, if Adherex or GGL does not report Net Sales on a country-by-country basis in certain international countries, on a region-by-region basis) and Product-by-Product basis during such calendar quarter and calendar year-to-date, total royalty and milestone payments due to the other Party, relevant sales and pricing data in support of royalties paid on Product sold as a “bundle” and Combination Products, and relevant information as necessary to support any reduction in royalties paid resulting from the application of Section 8.9 (“Net Sales Report”).

8.12 Payment Terms.

8.12.1 All sums due to either GGL or Adherex will be payable in United States dollars by bank wire transfer in immediately available funds to such bank account(s) as designated by the party to be paid such sums. Each Party will notify the other as to the date and amount of any such wire transfer at least five (5) business days prior to such transfer.

8.12.2 Except as otherwise set forth herein with respect to royalties and sales-based milestones, all other payments due hereunder will be paid within forty-five (45) days following receipt of an invoice requesting such payment.

8.13 Currency. Monetary conversion from the currency of a foreign country in which a Product is sold into US Dollars shall be calculated in accordance with the methodology referred to in GGL’s Corporate Finance Reporting Policy. The following summarizes GGL’s current methodology applied in accordance with its current Corporate Finance Reporting System as universally and equally applied to material contracts with Third Parties involving currency exchange calculations: the cumulative year-to-date Average Rates are calculated by determining the average of (i) the preceding 31st December Spot Rate plus (ii) the Effective Spot Rates of the relevant months to date using the exact figures provided by the Reuters 2000 download. (By way of example, the Average Rate for the five months from January, 2005 to May, 2005 would be computed by taking the sum of the Spot Rates for the preceding 31st December, 2004, plus the month-end Spot Rates for the five months to May, 2005, divided by six).

8.14 IFRS. All financial terms and standards used in this Agreement will be governed by and determined in accordance with IFRS consistently applied.

8.15 Late Payments. If Adherex or GGL shall fail to make a timely payment pursuant to this Section 8, any such payment that is not paid on or before the date such payment is due under this Agreement shall bear interest, to the extent permitted by applicable Law, at the average one-month London Inter-Bank Offering Rate (LIBOR) for the United States Dollar as reported from time to time in The Wall Street Journal, effective for the first date on which payment was delinquent and calculated on the number of days such payment is overdue or, if such rate is not regularly published, as published in such source as the Joint Steering Committee agrees. The Parties agree this provision, unless otherwise provided, will not apply to payments that are the result of a subsequent adjustment of an estimated payment, including rebates, adjustments, returns or true-ups.

8.16 Tax Withholding.

8.16.1 By GGL. Any tax paid or required to be withheld by GGL for the benefit of Adherex on account of any royalties or other payments payable to Adherex under this Agreement shall be deducted from the amount of royalties or other payments otherwise due. GGL shall secure and send to Adherex proof of any such taxes withheld and paid by GGL for the benefit of Adherex, and shall, at Adherex’s request, provide reasonable assistance to Adherex in recovering such taxes. Adherex warrants that it is resident for tax purposes in the United States, and that Adherex is entitled to relief from United Kingdom income tax under the terms of the current double tax agreement, as amended, between the United Kingdom and the United States. Adherex shall notify GGL immediately in writing in the event that Adherex ceases to be entitled to such relief. Adherex agrees to indemnify and hold harmless GGL against any loss, damage, expense or liability arising in any way from a breach of the above warranty or any future claim by a United Kingdom tax authority or other similar body alleging that, because of any act, omission or characteristic of Adherex, GGL was required to deduct withholding tax on such payments at a higher rate than it did.

8.16.2 By Adherex. Any tax paid or required to be withheld by Adherex for the benefit of GGL on account of any royalties or other payments payable to GGL under this Agreement shall be deducted from the amount of royalties or other payments otherwise due. Adherex shall secure and send to GGL proof of any such taxes withheld and paid by Adherex for the benefit of GGL, and shall, at GGL’s request, provide reasonable assistance to GGL in recovering such taxes.

8.17 Financial Records; Audits. Each Party will keep at its corporate headquarters, accurate and complete records of milestones achieved and Net Sales necessary to determine the amounts due to GGL or Adherex, as applicable, under this Agreement. Such records will be retained by each Party for at least the three (3) calendar years following the end of the calendar year during which such Net Sales occurred or milestones were achieved. During normal business hours and with reasonable advance written notice to a Party, such records will be made available for inspection, review and audit, at the request of a Party, by an independent certified public accountant, or the local equivalent, appointed by a Party and reasonably acceptable to the other Party for the purpose of verifying the accuracy of accounting reports and payments pursuant to this Agreement. Such auditor will be required to enter into a confidentiality agreement with the Party maintaining the records prior to performing the audit. The final report of the auditor, including methodology and supporting documentation, will be transmitted to both Parties. Such audits may not be performed by a Party more than once per calendar year. All costs and expenses incurred in performing any such audit will be paid by the Party requesting the audit unless the audit discloses at least a five percent (5%) shortfall in payments made with respect to the audited time period(s), in which case the Party being audited will bear the reasonable, documented cost of the audit. A Party will be entitled to recover any shortfall in payments as determined by such audit plus any interest thereon calculated in accordance with Section 8.15.

9. CONFIDENTIAL INFORMATION.

9.1 Definition. ”Confidential Information” means confidential or proprietary information, data or know-how, whether provided in written, oral, visual or other form, provided by one Party (the “Disclosing Party”) to the other Party (the “Receiving Party”) in connection with this Agreement, including but not limited to, the terms of this Agreement and information relating to the Disclosing Party’s existing or proposed research, development efforts, patent applications, business or products, including but not limited to Adherex Know How and GGL Know How, as applicable. Confidential Information will not include any such information that: (i) is already known to the Receiving Party (other than under an obligation of confidentiality) at the time of disclosure (as evidenced by written records of the Receiving Party); (ii) is or becomes generally available to the public other than through any act or omission of the Receiving Party; (iii) is disclosed to the Receiving Party without obligation of confidentiality by a Third Party who had the legal right to disclose such information; or (iv) is independently discovered or developed by or on behalf of the Receiving Party without the use or benefit of the Confidential Information of the Disclosing Party (as evidenced by written records of the Receiving Party).

9.2 Confidentiality. The Receiving Party will keep in confidence all Confidential Information of the Disclosing Party with the same degree of care it employs to maintain the confidentiality of its own Confidential Information, but no less than a reasonable degree of care. The Receiving Party will not use such Confidential Information for any purpose other than in performance of or exercise of its rights under this Agreement or disclose the same to any other Person other than to such of its employees, agent, or subcontractors who have a need to know such Confidential Information to implement the terms of or exercise of its rights under this Agreement. A Receiving Party will advise any employee, agent or subcontractor who receives Confidential Information of such obligations, and the Receiving Party will ensure that all such agents, employees and subcontractors comply with such obligations as if they had been a Party hereto. The Receiving Party will be liable for breach of this Section 9 by any of its employees, agents or subcontractors.

9.3 Permitted Disclosure and Use. The Receiving Party will have the right to disclose Confidential Information if, in the reasonable opinion of the Receiving Party’s legal counsel, such disclosure is required by Law or the rules of any stock exchange, provided that, to the extent reasonably practicable, the Receiving Party gives adequate prior notice of such disclosure to the Disclosing Party to permit the Disclosing Party to intervene and to request protective orders or other confidential treatment. The Receiving Party will cooperate reasonably with any such efforts by the Disclosing Party.

9.4 Confidentiality of this Agreement. The terms of this Agreement will be deemed Confidential Information of each Party. Either Party may disclose the terms of this Agreement (i) if, in the opinion of its counsel, such disclosure is required by Law, provided that such Party will seek appropriate confidentiality of those portions of the Agreement for which confidential treatment or a protective order is typically permitted by the relevant Governmental Authority or (ii) as necessary in connection with any financing, merger, strategic partnership, or other similar transaction, subject to the execution of confidentiality agreement with the Third Party.

9.5 Return. Upon termination of this Agreement, the Receiving Party will return or destroy all documents or other media containing Confidential Information of the Disclosing Party.

9.6 Remedies. Money damages will not be an adequate remedy if this Section 9 is breached and, therefore, either Party may, in addition to any other legal or equitable remedies, seek an injunction or other equitable relief against such breach or threatened breach without the necessity of posting any bond or surety.

9.7 Survival. This Section 9 will survive the expiration or termination of this Agreement for a period of ten (10) years.

9.8 Clinical Trial Register. Adherex acknowledges and agrees that GGL may publish the results of clinical trials conducted by either Party with Eniluracil or a Product on GlaxoSmithKline’s Clinical Trial Register and that such publication will not be a breach of the confidentiality obligations provided in this Section 9, provided that, notwithstanding the foregoing, (i) GGL shall advise the Joint Steering Committee of its intent to publish the results of any clinical trials on the Clinical Trial Register and, if requested, provide Adherex with a reasonable opportunity, not to be less than ten (10) days in advance of publication, to review and comment on any proposed publication of summaries of clinical trials conducted by Adherex; and (ii) any such disclosure or publication shall be consistent with any disclosure requirements of either Party under applicable Law. Adherex agrees to cooperate with GGL in such effort as reasonably requested by GGL, including using commercially reasonable efforts to provide GGL with the protocols, results and data relating to all clinical trials conducted by Adherex with Eniluracil or a Product, once such trials are complete and Adherex has completed its analysis of the data resulting therefrom, that GGL requires to be published on the Clinical Trial Register, provided that such publication shall be in a fashion reasonably consistent with GGL’s publication of all other clinical trial results on such Clinical Trial Register.

10. REPRESENTATIONS AND WARRANTIES.

10.1 Mutual Representations and Warranties. GGL and Adherex each represents and warrants to the other, with respect to itself and not the other Party, as of the Effective Date that:

10.1.1 Such Party (i) is a company duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization; (ii) has the requisite corporate power and authority and the legal right to conduct its business as now conducted and hereafter contemplated to be conducted; and (iii) has obtained all necessary licenses, permits, consents, or approvals from or by, and has made all necessary notices to, all Governmental Authorities having jurisdiction over such Party, required performance of this Agreement;

10.1.2 The execution, delivery and performance of this Agreement by such Party (i) are within the corporate power of such Party; (ii) have been duly authorized by all necessary or proper corporate action; (iii) do not conflict with any provision of the organizational documents of such Party; (iv) does not, to the best of such Party’s knowledge, violate any Law or any order or decree of any court or Governmental Authority; and (v) does not violate or conflict with any terms of any indenture, mortgage, deed of trust, lease, loan, agreement or other instrument to which such Party is a party, or by which such Party is bound;

10.1.3 This Agreement has been duly executed and delivered by such Party and constitutes a legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms;

10.1.4 Neither such Party nor any of its employees has been debarred by the FDA (or similar action by another Governmental Authority), or subject to an FDA debarment investigation or proceeding (or similar proceeding by another Governmental Authority) for any reason;

10.1.5 Each Party has not, and during the Term of the Agreement will not, grant any right to any Third Party relating to its respective Patents, Know How and Inventions which conflicts with the rights granted to the other Party hereunder. During the Term, neither GGL nor Adherex, respectively, will, without the prior written consent of the other Party, encumber the GGL Patents or Adherex Patents, respectively, with liens, mortgages, security interests or another similar interest that would give the holder the right to convert the interest into patent ownership, unless the encumbrance is expressly subject to the licenses herein;

10.1.6 Each Party owns or otherwise controls or has licensed all of the rights, title and interest in and to its respective Patents and Know How as necessary to grant the licenses provided under this Agreement;

10.1.7 Except with respect to the [*] which GGL has previously disclosed to Adherex, neither GGL nor Adherex, respectively, has any present knowledge from which it would reasonably conclude that the GGL Patents or Adherex Patents, respectively, are invalid or that their exercise would infringe patent rights of Third Parties; and

10.1.8 Neither Party has omitted to furnish the other with any material information requested by the other Party, or intentionally concealed from the other Party, any material information in its possession concerning Eniluracil or the subject matter of the transactions contemplated by this Agreement which would be material to the other Party’s decision to enter into this Agreement and to undertake the commitments and obligations set forth herein.

10.2 Adherex Representations and Warranties. Adherex represents, warrants and covenants to GGL that:

10.2.1 It has utilized its own scientific and marketing expertise and experience to analyze and evaluate both the scientific and commercial value of this transaction;

10.2.2 Neither Adherex nor any of its Affiliates is a party to or otherwise bound by any oral or written contract or agreement that will result in any Person obtaining any interest in, or that would give to any Person any right to assert any claim in or with respect to, any rights granted to GGL under this Agreement;

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

10.2.3 Adherex has taken reasonable measures, using its good faith business judgment, to protect the confidentiality of the Adherex Know How material to the manufacture, development, testing or use of Eniluracil as claimed in the Adherex Patents;

10.2.4 Adherex has sufficient funds to conduct and conclude a [*] Trial [*] as of the Effective Date; and

10.2.5 The Patents listed on Appendix 1 are, as of the Effective Date, the only Patents owned, controlled, or licensed by Adherex or its Affiliates claiming Eniluracil or the use thereof.

10.3 GGL Representations and Warranties. GGL represents and warrants to Adherex as of the Effective Date that:

10.3.1 Neither GGL nor any of its Affiliates is a party to or otherwise bound by any oral or written contract or agreement that will result in any Person obtaining any interest in, or that would give to any Person any right to assert any claim in or with respect to, any rights granted to Adherex under this Agreement;

10.3.2 GGL has, up to and including the Effective Date, furnished Adherex with all material information known to GGL concerning the quality, toxicity, carcinogenicity, safety and efficacy concerns that may materially impair the utility or safety of Eniluracil or Products;

10.3.3 GGL has furnished, or will furnish (in accordance with the terms of this Agreement), to Adherex all tangible manifestations of the GGL Know How which GGL owns or possesses as of the Effective Date with respect to Eniluracil;

10.3.4 GGL has taken reasonable measures, using its good faith business judgment, to protect the confidentiality of the GGL Know How;

10.3.5 The Patents listed on Appendix 3 are, as of the Effective Date, the only Patents owned or controlled by GGL or its Affiliates claiming Eniluracil or the use thereof;

10.3.6 With respect to the GGL Patents and the technology claimed therein:

(a) No Patent within the GGL Patents is the subject of any pending interference, opposition, cancellation or other protest proceeding;

(b) relative to the GGL Patents and the technology claimed therein, GGL has no knowledge of any claim pending, threatened, or previously made alleging infringement or misappropriation of any patent, trade secret, or other intellectual property right of any Third Party; and

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(c) GGL is not aware of any Third Party activities which would constitute misappropriation or infringement of the GGL Patents.

10.3.7 The [*] Agreements constitute the only license agreements between any Third Party(ies) and GGL concerning Eniluracil or any Products, such agreements have not been amended or modified in any respect except as previously provided to Adherex, and to the best of its knowledge, GGL is not aware of any breach by [*] of the [*] Agreements.

10.3.8 GGL owns all right, title, and interest to the GGL US IND to be cross-referenced by Adherex pursuant to Section 7.7, the GGL US IND constitutes the only Investigational Authorizations regarding Eniluracil or any Product filed in the United States, and there are no [*].

10.3.9 To the best of GGL’s knowledge, the GGL US IND to be cross-referenced by Adherex pursuant to Section 7.7 is, and has been, filed, updated, and maintained in accordance with applicable Laws, and, to the best of GGL’s knowledge, GGL has not received from the FDA or any Governmental Authority, nor is it aware of any information from Governmental Authorities, that could reasonably be expected to have a material adverse effect on either Party’s Development or Commercialization of any Products, other than the results of Trials conducted by GGL for Eniluracil which have been disclosed by GGL to Adherex.

10.4 Disclaimer of Warranty. Except for Sections 10.1, 10.2 and 10.3, nothing in this Agreement will be construed as a representation or warranty by either Party (i) that any Product made, used, sold or otherwise disposed of under this Agreement is or will be free from infringement of patents, copyrights, trademarks or other intellectual property rights of any Third Party; (ii) regarding the effectiveness, value, safety, non-toxicity or patentability of any technology, Products or any results provided by either Party pursuant to this Agreement; or (iii) that any Product will [*]. Each Party explicitly accepts all of the same as experimental and for development purposes, and without any express or implied warranty from the other Party, except as set forth in Sections 10.1, 10.2 and 10.3. EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS SECTION 10, NEITHER PARTY MAKES AND EACH PARTY EXPRESSLY DISCLAIMS, WAIVES, RELEASES AND RENOUNCES ANY OTHER WARRANTY, EXPRESS OR IMPLIED, INCLUDING BUT NOT LIMITED TO, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, AND ALL WARRANTIES ARISING FROM ANY COURSE OF DEALING OR PERFORMANCE OR USAGE OF TRADE.

11. INDEMNIFICATION.

11.1 Indemnification by Adherex. Subject to Sections 11.3 and 11.4, Adherex will defend, indemnify and hold harmless GGL and its Affiliates and each of their officers, directors, shareholders, employees, successors and assigns from and against all Claims of Third Parties, and all associated Losses, to the extent arising out of (i) Adherex’s negligence or willful misconduct in performing any of its obligations or exercising its rights under this Agreement, (ii)

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

breach by Adherex of any of its representations, warranties, covenants, or agreements under this Agreement or (iii) the Development, Commercialization, manufacture, use, handling, storage, marketing, sale, distribution or other disposition of Products by Adherex, its Affiliates, agents, subcontractors or sublicensees, except to the extent resulting from the negligence or willful misconduct, breach of this Agreement, or failure to comply with applicable Laws by GGL or its Affiliates, sublicensees, officers, directors, employees, contractors, agents, other representatives, successors, or assigns.

11.2 Indemnification by GGL. Subject to Sections 11.3 and 11.4, GGL will defend, indemnify and hold harmless Adherex and its Affiliates and each of their officers, directors, shareholders, employees, successors and assigns from and against all Claims of Third Parties, and all associated Losses, to the extent arising out of (i) GGL’s negligence or willful misconduct in performing any of its obligations or exercising its rights under this Agreement; (ii) breach by GGL of any of its representations, warranties, covenants or agreements under this Agreement; (iii) any acts or omissions of GGL or any Third Party subcontractors of GGL in conducting any study which is the subject of the investigator-initiated INDs described in Section 2.6 or the failure of any such parties to comply with any applicable Law with respect to the conduct of such study; or (iv) the Development, Commercialization, manufacture, use, handling, storage, marketing, sale, distribution or other disposition of Products by GGL, its Affiliates, agents, subcontractors or sublicensees, except to the extent resulting from the negligence or willful misconduct, breach of this Agreement, or failure to comply with applicable Laws by Adherex or its Affiliates, sublicensees, officers, directors, employees, contractors, agents, other representatives, successors, or assigns.

11.3 Procedure for Indemnification. A Party which intends to seek indemnification under this Section 11 (such Party hereinafter referred to as the “Indemnitee”) for a Loss in respect to a Claim by a Third Party (“Third Party Claim”), will promptly give written notice thereof to the Party from whom indemnification is sought (such other Party hereinafter referred to as the “Indemnitor”) within a reasonable period of time after the assertion of such Third Party Claim; provided, however, that the failure to provide written notice of such Third Party Claim within a reasonable period of time will not relieve Indemnitor of any of its obligations hereunder, except to the extent that Indemnitor is materially prejudiced by such failure. Indemnitor may assume the complete control of the defense, compromise or settlement of any Third Party Claim (provided that any settlement of any Third Party Claim that (i) subjects Indemnitee to any non-indemnified liability or (ii) admits fault or wrongdoing on the part of Indemnitee will require the prior written consent of such Indemnitee, provided such consent will not be unreasonably withheld), including, at its own expense, employment of legal counsel, and at any time thereafter Indemnitor will be entitled to exercise, on behalf of Indemnitee, any rights which may mitigate the extent or amount of such Third Party Claim; provided, however, that if Indemnitor will have exercised its right to assume control of such Third Party Claim, Indemnitee (i) may, in its sole discretion and at its own expense, employ legal counsel to represent it (in addition to the legal counsel employed by Indemnitor) in any such matter, and in such event legal counsel selected by Indemnitee will be required to confer and cooperate with such counsel of Indemnitor in such defense, compromise or settlement for the purpose of informing and sharing information with Indemnitor; (ii) will, at Indemnitor’s own expense, make available to Indemnitor those employees, officers, contractors, and directors of Indemnitee whose assistance, testimony or presence is necessary or appropriate to assist Indemnitor in evaluating and in defending any such Third Party Claim; provided, however, that any such access will be conducted in such a manner as not to interfere unreasonably with the operations of the businesses of Indemnitee; and (iii) will otherwise fully cooperate with Indemnitor and its legal counsel in the investigation and defense of such Third Party Claim.

11.4 Consequential Damages. IN NO EVENT WILL EITHER PARTY OR THEIR AFFILIATES BE LIABLE FOR SPECIAL, INDIRECT, INCIDENTAL, PUNITIVE, TREBLE OR CONSEQUENTIAL DAMAGES INCLUDING LOST PROFITS, WHETHER BASED ON CONTRACT, TORT OR ANY OTHER LEGAL THEORY; PROVIDED, HOWEVER, THAT, NOTWITHSTANDING THE FOREGOING, THIS LIMITATION WILL NOT LIMIT THE INDEMNIFICATION OBLIGATION OF SUCH PARTY IN RESPECT OF THIRD PARTY LOSSES UNDER THE PROVISIONS OF THIS SECTION 11.

11.5 Insurance. During the Term of this Agreement and for a period of five (5) years after the termination or expiration of this Agreement, GGL and Adherex will obtain and maintain at their sole cost and expense, insurance or self-insurance of the types and in amounts which are reasonable and customary in the U.S. pharmaceutical industry for companies of comparable size and activities. Such insurance will insure against all liability, including but not limited to, bodily injury or property damage arising out of the manufacture, sale, distribution, marketing, Development or Commercialization of Products. Each Party will provide written proof of the existence of such insurance or self-insurance to the other upon request.

12. PATENTS AND OWNERSHIP OF INVENTIONS.

12.1 Prosecution and Maintenance of Patents.

12.1.1 Prosecution and Maintenance of GGL Patents.

(a) If GGL Exercises an Option or Prior to Expiry of GGL Options. Subject to Section 12.1.4 and 1) if GGL exercises an Option or 2) until such time as the GGL Options expire, GGL will have the exclusive right and the obligation to, or to cause its licensors including Adherex to, prepare, file, prosecute in a diligent manner (including but not limited to, by conducting interferences, oppositions and reexaminations or other similar proceedings), maintain (by timely paying all maintenance fees, renewal fees and other applicable fees and costs) and extend all GGL Patents. GGL will regularly advise Adherex of the status of all pending GGL Patent applications, including any related hearings or other proceedings, and, at Adherex’s request, will provide Adherex with copies of all documentation concerning such applications, including all correspondence to and from any Governmental Authority. GGL shall consult with and obtain written consent from Adherex prior to abandoning any GGL Patent, which consent shall not be unreasonably withheld, delayed, or conditioned, and GGL shall, if and as requested by Adherex, assign any such GGL Patent to Adherex prior to such abandonment (at which time such GGL Patent shall thereafter be deemed an Adherex Patent). GGL will solicit Adherex’s advice and review of such applications and important prosecution matters related thereto in reasonably sufficient time prior to filing thereof and will take into account Adherex’s reasonable comments related thereto; provided, however, that GGL will have the final decision-making authority with respect to any action relating to any GGL Patent, subject to the prior sentence and Section 12.1.4. Within the priority period, GGL will agree with Adherex regarding the countries outside the United States in which corresponding applications should be filed (“OUS Filings”). It is presumed that a corresponding Patent Cooperation Treaty (“PCT”) application will be filed unless otherwise agreed by the Parties within the priority period.

(b) Subject to Section 12.1.4 and 1) if GGL exercises an Option or 2) until such time as the GGL Options expire, GGL will be responsible for all costs incurred in connection with procuring GGL Patents, including application preparation, filing fees, prosecution, maintenance and all costs associated with reexamination, oppositions and interference proceedings in the United States Patent and Trademark Office, United States Courts, and all similar actions in respect of OUS Filings, including but not limited to, PCT and individual country filing fees, translations, maintenance, annuities and protest proceedings.

(c) After Expiration of the GGL Options. Upon the expiration of all of the GGL Options, Adherex shall assume the exclusive right and the obligation to, or to cause GGL’s licensors to, prepare, file, prosecute in a diligent manner (including but not limited to, by conducting interferences, oppositions and reexaminations or other similar proceedings), maintain (by timely paying all maintenance fees, renewal fees and other applicable fees and costs) and extend all GGL Patents, and Adherex shall be responsible for all costs incurred in connection with procuring GGL Patents, including application preparation, filing fees, prosecution, maintenance and all costs associated with reexamination, oppositions and interference proceedings in the United States Patent and Trademark Office, United States Courts, and all similar actions in respect of OUS Filings, including but not limited to, PCT and individual country filing fees, translations, maintenance, annuities and protest proceedings. Adherex will regularly advise GGL of the status of all pending GGL Patent applications, including any related hearings or other proceedings, and, at GGL’s request, will provide GGL with copies of all documentation concerning such applications, including all correspondence to and from any Governmental Authority. Adherex shall consult with and obtain written consent from GGL prior to abandoning any GGL Patent, which consent shall not be unreasonably withheld, delayed, or conditioned. Adherex will solicit GGL’s advice and review of such applications and important prosecution matters related thereto in reasonably sufficient time prior to filing thereof, and will take into account GGL’s reasonable comments related thereto; provided, however, that Adherex will have the final decision-making authority with respect to any action relating to any GGL Patent upon the effectiveness of, and subject to the limitations of, this subsection (c) and Section 12.1.5.

12.1.2 Prosecution and Maintenance of Adherex Patents.

(a) Prior to GGL Exercise or Expiration of GGL Options and After Expiration of GGL Options. Subject to Section 12.1.5 and 1) unless and until GGL’s exercise of any of the GGL Options; and 2) upon expiration of the GGL Options, Adherex will have the exclusive right and obligation to, or to cause its licensors to, prepare, file and prosecute in a diligent manner (including but not limited to, by conducting interferences, oppositions and reexaminations or other similar proceedings), maintain (by timely paying all maintenance fees, renewal fees and other applicable fees and costs) and extend all Adherex Patents. Subject to Section 12.1.5 and 1) unless and until GGL’s exercise of any of the GGL Options; and 2) upon expiration of the GGL Options:

(i) Adherex will consult with GGL within the priority period for any Adherex Patent application that is material to this Agreement concerning countries in which corresponding applications will be filed;

(ii) Adherex will consult with GGL prior to abandoning any Adherex Patent and will obtain GGL’s consent to such abandonment, such consent not to be unreasonably withheld, delayed, or conditioned;

(iii) Adherex will regularly advise GGL of the status of all pending Adherex Patent applications, including any related hearings or other proceedings, and, at GGL’s request, will provide GGL with copies of documentation relating to such applications, including all correspondence to and from any Governmental Authority; and

(iv) Adherex will solicit GGL’s advice and review of such applications and important prosecution matters related thereto in reasonably sufficient time prior to filing thereof, and will take into account GGL’s reasonable comments; provided that Adherex will have the final decision-making authority with respect to any action relating to an Adherex Patent, subject to Section 12.1.5.

(b) Subject to Section 12.1.5 and 1) unless and until GGL’s exercise of any of the GGL Options and 2) upon expiration of the GGL Options, Adherex will be responsible for all costs incurred in connection with procuring Adherex Patents, including application preparation, filing fees, prosecution, maintenance and all costs associated with reexamination, oppositions and interference proceedings in the United States Patent and Trademark Office, United States Courts, and all similar actions in respect of OUS Filings, including but not limited to, PCT and individual country filing fees, translations, maintenance, annuities and protest proceedings.

(c) After GGL Exercise of GGL Option. Subject to Section 12.1.4, and upon GGL’s exercise of any of the GGL Options, GGL will have the exclusive right and obligation to, or to cause Adherex’s licensors to, prepare, file and prosecute in a diligent manner (including but not limited to, by conducting interferences, oppositions and reexaminations or other similar proceedings), maintain (by timely paying all maintenance fees, renewal fees and other applicable fees and costs) and extend all Adherex Patents. After the exercise of any GGL Option:

(i) GGL will consult with Adherex within the priority period for any Adherex Patent application that is material to this Agreement concerning countries in which corresponding applications will be filed;

(ii) GGL will consult with and obtain written consent from Adherex prior to abandoning any Adherex Patent, such consent not to be unreasonably withheld;

(iii) GGL will regularly advise Adherex of the status of all pending Adherex Patent applications, including any related hearings or other proceedings, and, at Adherex’s request, will provide Adherex with copies of documentation relating to such applications, including all correspondence to and from any Governmental Authority; and

(iv) GGL will solicit Adherex’s advice and review of such applications and important prosecution matters related thereto in reasonably sufficient time prior to filing thereof, and will take into account Adherex’s reasonable comments; provided, however, that Adherex will have the final decision making authority with respect to any action relating to an Adherex Patent, subject to Section 12.1.5.

(d) Subject to Section 12.1.4 and upon GGL’s exercise of any of the GGL Options, GGL will be responsible for all costs incurred in connection with procuring Adherex Patents, including application preparation, filing fees, prosecution, maintenance and all costs associated with reexamination, oppositions and interference proceedings in the United States Patent and Trademark Office, United States Courts, and all similar actions in respect of OUS Filings, including but not limited to, PCT and individual country filing fees, translations, maintenance, annuities and protest proceedings.

12.1.3 Prosecution and Maintenance of Patents Covering Joint Inventions.

(a) Subject to Sections 12.1.4 and 12.1.5, for Patents claiming Joint Inventions (“Joint Invention Patents”), the Licensee will have, without prejudice to ownership, the right to prepare, file and prosecute such Patent applications and maintain any resulting Patents; provided, however, that the Licensee may require that the other Party undertake such responsibilities upon written notice to the other Party. Within nine (9) months after the filing date of a Patent application in respect of a Joint Invention, the Party filing such application will request that the other Party identify those non-priority, non-PCT (“foreign”) countries in which the other Party desires that the filing Party file corresponding Patent applications. Within thirty (30) days after receipt of such request, the other Party will provide to the filing Party a written list of such foreign countries in which the other Party wishes to effect corresponding foreign patent application filings. The Parties will then attempt to agree on the particular countries in which such applications will be filed, provided that in the event agreement is not reached, the Joint Steering Committee shall resolve the issue (“Designated Foreign Filings”). Thereafter, the filing Party will effect all such Designated Foreign Filings in a timely manner. It is presumed unless otherwise agreed in writing by the Parties, that a corresponding PCT application will be filed designating all PCT member countries. Should the Party filing the priority application not agree to file or cause to be filed a Designated Foreign Filing, the other Party will have the right to effect such Designated Foreign Filing.

(b) Regardless of which Party is responsible for preparation, prosecution and maintenance of a Joint Invention Patent, the Parties shall share equally all reasonable, documented costs and expenses incurred in connection with procuring Joint Invention Patents (including entering national phase in all agreed countries), including application preparation, filing fees, prosecution, maintenance and all costs associated with reexamination, oppositions and interference proceedings. If GGL is the filing Party, GGL will invoice Adherex for such costs and expenses, and Adherex will pay such invoices within forty-five (45) days after receipt. If Adherex is the filing Party, Adherex will invoice GGL for such costs and expenses, and GGL will pay such invoices within forty-five (45) days after receipt.

(c) The Parties agree to cooperate in the preparation and prosecution of all Joint Invention Patent applications filed under this Section 12.1.3, including obtaining and executing necessary powers of attorney and assignments by the named inventors, providing relevant technical reports to the filing Party concerning the Joint Invention disclosed in such Joint Invention Patent applications, obtaining execution of such other documents which will be needed in the filing and prosecution of such Joint Invention Patent applications, and, as requested, updating each other regarding the status of such Joint Invention Patent applications. The Parties will reasonably cooperate to obtain any export licenses that might be required for such activities.

12.1.4 Adherex Step-In Rights. If GGL elects not to file, prosecute or maintain GGL Patents or Joint Invention Patents for which GGL is the filing Party, or claims encompassed by such GGL Patents or Joint Invention Patents in any country necessary for Adherex to exercise its rights hereunder in any country, GGL will give Adherex notice thereof within a reasonable period prior to a possible loss of rights, and Adherex will thereafter have the right, at its sole expense, to prepare, file, prosecute and maintain such GGL Patents or Joint Invention Patents in such country in GGL’s name for GGL Patents, and in the Parties’ names for Joint Invention Patents. In the event that GGL elects not to file, prosecute or maintain GGL Patents or Joint Invention Patents or claims that would materially affect Adherex’s ability to Develop and Commercialize Eniluracil and Products or the royalty owed Adherex pursuant to Section 8.4, GGL will reimburse Adherex for all reasonable, documented out-of-pocket expenses incurred by Adherex in connection with Adherex exercising its rights under this Section 12.1.4.

12.1.5 GGL Step-In Rights. If Adherex elects not to file, prosecute or maintain Adherex Patents or Joint Invention Patents for which Adherex is the filing Party or claims encompassed by such Adherex Patents or Joint Invention Patents in any country, Adherex will give GGL notice thereof within a reasonable period prior to a possible loss of rights, and GGL will thereafter have the right, at its sole expense, to prepare, file, prosecute and maintain such Adherex Patents or Joint Invention Patents in such country in Adherex’s name for Adherex Patents, and in the Parties’ names for Joint Invention Patents. In the event that Adherex elects not to file, prosecute or maintain Adherex Patents or Joint Invention Patents or claims that would materially affect GGL’s ability to Develop and Commercialize Eniluracil and Product or the royalty owed GGL pursuant to Section 8.3, Adherex will reimburse GGL for all reasonable, documented out-of-pocket expenses incurred by GGL in connection with GGL exercising its rights under this Section 12.1.5.

12.1.6 Execution of Documents by Agents. Each of the Parties will execute or have executed by its appropriate agents such documents as may be necessary to obtain, perfect or maintain any Patent rights filed or to be filed pursuant to this Agreement, and will cooperate with the other Party so far as reasonably necessary with respect to furnishing all information and data in its possession reasonably necessary to obtain or maintain such Patent rights.

12.1.7 Patent Term Extensions; Orange Book Listings. The Parties will cooperate with each other in gaining patent term extension where available or applicable to Products. The Joint Steering Committee will determine which Patents the Parties will endeavor to have extended. All filings for such extension will be made by the Party to whom the Patent is assigned after consultation with the other Party. In the event the Joint Steering Committee cannot agree, the Party who is assigned the Patent in an applicable Product will make the decision. In addition, the Parties will cooperate with each other with respect to determining which Patents will be listed in the FDA Orange Book. If the Parties cannot agree on whether a Patent shall be listed in the FDA Orange Book, the Party that is the Licensee at (i) the time the relevant Patent is granted (if such Patent is granted following the initial submission to FDA of Patents for listing in the Orange Book) or (ii) the time Licensee initially submits Patents for listing in the FDA Orange Book (if the relevant Patent issued prior to such submission), as applicable, shall determine if the Patent shall be listed in the FDA Orange Book.

12.2 Patent Infringement.

12.2.1 Infringement Claims Against Adherex or GGL. With respect to any and all Claims instituted by Third Parties against GGL, Adherex, or any of their respective Affiliates for patent infringement involving the manufacture, use, license, marketing or sale of a Product during the Term (each, a “Patent Infringement Claim”), GGL and Adherex will assist one another and cooperate in the defense and settlement of such Patent Infringement Claims at the other Party’s request. Until GGL’s exercise of any of the GGL Options or upon the expiration of the GGL Options, Adherex will be responsible for all costs, expenses, damages or settlements in respect of any such Patent Infringement Claims to the extent such Patent Infringement Claims are not related to or resulting from i) GGL’s exercise of its reserved internal research rights, ii) any activities of GGL or Third Party subcontractors of GGL regarding the investigator-initiated INDs described in Section 2.6 or related studies, iii) any other activity of GGL or its subcontractors and sublicensees (including but not limited to [*]), or iv) the exercise by [*] of its rights under the [*] Agreements. After GGL’s exercise of any of the GGL Options, GGL will be responsible for all costs, expenses, damages or settlements in respect of any such Patent Infringement Claims.

12.2.2 Infringement of GGL Patents, Adherex Patents or Joint Invention Patents.

(a) In the event that Adherex or GGL becomes aware of actual or threatened infringement of a GGL Patent, Adherex Patent or a Joint Invention Patent within the Field during the Term, that Party will promptly notify the other Party in writing, which notice

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

shall include any known material details concerning such infringement. The Licensee at the time the Parties become aware of such infringement will have the first right, but not the obligation, to bring an infringement action against any Third Party in respect of such GGL Patent, Adherex Patent or Joint Invention Patent. If the Licensee elects to pursue such infringement action, Licensee will be solely responsible for the costs and expenses associated with such action and all recoveries (including settlements) will be applied as follows: (i) first to reimburse Licensee for any reasonable, documented expenses incurred in respect of such action, (ii) second, to reimburse the other Party for any reasonable, documented expenses incurred in respect of such action, and (iii) any remaining amounts will be divided as follows: (1) in the event GGL has exercised one of the GGL Options, [*] percent ([*]%) to each Party; (2) in the event GGL has not exercised one of the GGL Options prior to the initiation of such infringement action, [*] percent ([*]%) of the portion of the remaining amount reasonably attributable to recoveries (including settlements) with respect to infringements of the GGL Patents and any Joint Invention Patents to each Party and one hundred percent (100%) of the remaining amount reasonably attributable to recoveries (including settlements) with respect to infringements of the Adherex Patents to Adherex.

(b) During the Term, in the event that Licensee does not undertake an infringement action under Section 12.2.2(a), upon Licensee’s written consent, which will not be unreasonably withheld, refused, conditioned or delayed, the Licensor will be permitted to do so, at the Licensor’s sole expense, and, if required, in relevant Party’s name or the relevant Party’s Affiliate’s name and on the relevant Party’s or the relevant Party’s Affiliate’s behalf. If a particular Party is attempting to undertake an infringement action pursuant to this Section 12.2.2, but such Party is not recognized by the applicable court or other relevant body as having the requisite standing to pursue such action, then such Party may join the other Party as a party-plaintiff. If Licensor elects to pursue such infringement action, Licensor may be represented in such action by attorneys of its own choice and at its own expense, with Licensor taking the lead in such action. In the event that Licensor brings any such action after Licensee has elected not to pursue such action, Licensor will be solely responsible for the costs and expenses associated with such action and all recoveries (including settlements) will be applied as follows: (i) first to reimburse Licensor for any expenses incurred in respect of such action, (ii) second, to reimburse Licensee for any expenses incurred in respect of such action, and (iii) any remaining amounts will be divided as follows: (1) in the event GGL has exercised one of the GGL Options prior to the initiation of such infringement action, [*] percent ([*]%) to each Party, and (2) in the event GGL has not exercised one of the GGL Options prior to the initiation of such infringement action, [*] percent ([*]%) of the portion of the remaining amount reasonably attributable to recoveries (including settlements) with respect to infringements of the GGL Patents and any Joint Invention Patents to each Party and one hundred percent (100%) of the remaining amount reasonably attributable to recoveries (including settlements) with respect to infringements of the Adherex Patents to Adherex.

(c) Notwithstanding any other provision in the Agreement, if a Party, in its sole discretion, believes there is no reasonable basis for the other Party to prosecute an infringement action against a Third Party, the first Party shall have no obligation to join as a party to such action or to assist or cooperate with the prosecution of such action.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

12.3 Notice of Certification. Adherex and GGL each will immediately give notice to the other of any certification filed under the “U.S. Drug Price Competition and Patent Term Restoration Act of 1984” (or its foreign equivalent) claiming that an Adherex Patent, GGL Patent, or Joint Invention Patent is invalid or that infringement will not arise from the manufacture, use or sale of a Product by a Third Party. If the certification is made prior to the expiry of the GGL Options or after GGL has exercised a GGL Option, GGL will have the first option to bring suit against the entity making such certification for an Adherex Patent, GGL Patent or Joint Invention Patent. If the GGL Options have expired at the time of the certification, Adherex will have the first option to bring suit against the entity making such certification for an Adherex Patent, GGL Patent or Joint Invention Patent. If GGL or Adherex decides not to bring infringement proceedings against the entity making such a certification, GGL or Adherex, as applicable, will give notice to the other Party of its decision not to bring suit within twenty (20) days after receipt of notice of such certification. The other Party then may, but is not required to, bring suit against the entity that filed the certification. Any suit by GGL or Adherex will either be in the name of GGL or in the name of Adherex (or any Affiliate) or jointly in the name of GGL and Adherex (or any Affiliate), as required by Law. Any proceeds or recoveries (including settlements) from any infringement suit addressed by this Section 12.3 shall be distributed in a fashion consistent with the distribution schemes established in Section 12.2.2.

12.4 Assistance. For purposes of this Section 12, the Party not bringing suit or defending any suit will execute such legal papers necessary for the prosecution or defense of such suit as may be reasonably requested by the Party bringing suit or defending any suit. The reasonable, documented out-of-pocket costs and expenses of the Parties will be reimbursed out of any damages, settlements or other monetary awards recovered as set forth in Section 12.2.2. Any remaining damages, settlements or other monetary awards will be divided as specified in Section 12.2.2. No settlement, consent judgment or other voluntary final disposition of a suit under this Section 12 may be entered into by a Party without the joint written consent of the other Party (which consent will not be unreasonably withheld, delayed, or conditioned).

12.5 Ownership of Inventions.

12.5.1 General. Inventorship of any Inventions will be determined in accordance with the rules of inventorship under United States patent laws (Title 35, United States Code) with respect to patentable Inventions, and in accordance with applicable United States federal or state law with respect to non-patentable Inventions, as set forth in further detail in Sections 2.4.2 through 2.4.4. Each Party shall promptly disclose to the other in reasonable detail all Inventions made by it or its Affiliates during the Term; provided, however, that a Party will be allowed a reasonable time to file patent applications prior to such disclosure.

12.5.2 GGL Ownership. GGL will own all right, title and interest in and to GGL Inventions, and all intellectual property rights appurtenant thereto.

12.5.3 Adherex Ownership. Adherex will own all right, title and interest in and to Adherex Inventions, and all intellectual property rights appurtenant thereto.

12.5.4 Joint Inventions. All right, title and interest in and to Joint Inventions, and all intellectual property rights appurtenant thereto, will be owned jointly by the

Parties. Except to the extent either Party is restricted by the licenses granted to the other Party and covenants contained herein, each Party will be entitled to practice and sublicense Joint Inventions without restriction or consent of the other or an obligation to account to the other Party, and each Party hereby waives any right it may have under the laws of any jurisdiction to require any such consent or accounting. Each Party hereby consents to the assignment or license or other disposition by the other Party of the other Party’s joint interests in Joint Inventions without further consent required; provided that any such assignment, license or other disposition will at all times be and remain subject to the grants of rights and accompanying conditions and obligations with respect thereto under this Agreement.

13. [*] AGREEMENTS.

13.1 Assignment of [*] Agreements. Adherex acknowledges that GGL is party to the [*] License pursuant to which [*] has rights to Develop and Commercialize Eniluracil and Products in the [*] Territory. Adherex also acknowledges that GGL is a party to (i) the [*] Trademark Agreement pursuant to which GGL licensed the trademark “[*]” to [*] for use in Commercializing Eniluracil or Products in the [*] Territory and (ii) the [*] Supply Agreement (collectively, with the [*] License and [*] Trademark Agreement, the “[*] Agreements”).

13.1.1 Assignment on GGL Exercise of GGL Option. If GGL elects not to exercise any of the GGL Options, GGL will use its commercially reasonable efforts to obtain the consent of [*] to permit GGL to assign its rights and obligations under the [*] Agreements to Adherex; provided, however, that GGL shall not be required to make any payment to [*] to secure its consent to assignment of the [*] Agreements. Upon such assignment, Adherex will assume all of the rights and obligations of GGL following the date of such assignment pursuant to the [*] License, [*] Trademark License Agreement, and [*] Supply Agreement; provided, however, that (i) GGL shall remain fully liable with respect to its performance or non-performance under, and compliance with, such agreements prior to the date of such assignment; and (ii) GGL shall fully indemnify Adherex with respect to any claims related to any acts or omissions of GGL or its Affiliates under the applicable agreements prior to the date of such assignment. Upon such assignment, Adherex will pay GGL [*] percent ([*]%) of any royalties that Adherex receives from [*] on its Commercialization of Product in the [*].

13.1.2 Effect if [*] Does Not Consent to Assignment. If [*] does not consent to the assignment of the [*] Agreements to Adherex on GGL’s exercise of a GGL Option, Adherex will provide all reasonable support to GGL to permit GGL to perform its obligations under the [*] Agreements. In such a situation, the Parties will agree on reasonable compensation of Adherex’s expenses by GGL for any activities that GGL requests that Adherex perform, other than those set forth in this Agreement.

13.2 Royalties to Adherex on Exercise or Expiration of GGL Option. If GGL exercises any of the GGL Options, GGL will pay Adherex the following percentages of any royalties that GGL receives from [*] on Net Sales by [*] of Product in the [*] Territory:

(a) If GGL exercises Option A, GGL will pay Adherex [*] percent ([*]%) of any royalties received by GGL from [*];

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(b) If GGL exercises Option B, GGL will pay Adherex [*] percent ([*]%) of any royalties received by GGL from [*]; and

(c) If GGL exercises Option C, GGL will pay Adherex [*] percent ([*]%) of any royalties received by GGL from [*].

13.3 Sharing of Data with [*]. GGL shall have the right to share with [*], without the prior written consent of Adherex, any data and Adherex Know How received from Adherex regarding Eniluracil or Products to assist [*] in its Development and Commercialization of Eniluracil and Products in the [*] Territory. Unless and until GGL exercises one of the GGL Options, GGL shall promptly provide to Adherex any data and information received from [*] regarding Eniluracil or Products to assist Adherex in its Development and Commercialization of Eniluracil and Products in the Territory to the extent GGL may do so pursuant to the terms of the applicable [*] Agreements and, to the extent GGL may do so pursuant to the terms of the applicable [*] Agreements, GGL hereby grants Adherex a right of reference for regulatory approval purposes with respect to such data and information.

14. EXHERIN™ OPTION.

14.1 Exherin™ Option. Upon the Effective Date, GGL or its Affiliate shall have an option (the “Exherin™ Option”) to negotiate a worldwide, exclusive, sublicensable license from Adherex under all Exherin™ Patents and Exherin™ Know How (the “Exherin™ License Agreement”). Prior to the earlier of (i) the date [*] following the Effective Date or (ii) [*], GGL or its Affiliate must notify Adherex in writing whether it wishes to exercise the Exherin™ Option. The Parties acknowledge and agree that GGL or its Affiliate will conduct and complete due diligence on Exherin™ prior to the earlier of (i) the date [*] following the Effective Date or (ii) [*]. Adherex further acknowledges that the decision of GGL or its Affiliate to exercise the Exherin™ Option is subject to management approval of GGL or its Affiliate.

14.2 Exherin™ Option Fee. If GGL or its Affiliate exercises the Exherin™ Option within the time period described in Section 14.1, GGL or its Affiliate shall pay Adherex the Exherin™ Option Fee in the amount of US$[*]. Upon GGL’s exercise of the Exherin™ Option and payment to Adherex of the Exherin™ Option Fee, Adherex shall provide GGL or its Affiliate with, as it becomes available to Adherex, all relevant material information from the [*] for Exherin™ [*], which data shall include, without limitation, [*] (such report, the “Exherin™ [*] Report”), and all other Exherin™ Know How reasonably requested by GGL or its Affiliate (the “Exherin™ [*] Data”), which requests must be made prior to the date [*] following the provision of the Exherin™ [*] Report to GGL, to assist GGL or its Affiliate in determining whether to negotiate and execute the Exherin™ License Agreement with Adherex. The protocol for [*] for Exherin™ initiated in [*], is attached hereto as Appendix 8 and incorporated herein. At a minimum, such information to be provided to GGL or its Affiliate by Adherex will include data [*], and other information as may be requested by GGL or its Affiliate regarding the manufacture of Exherin™.

14.2.1 Within [*] after receiving the Exherin™ [*] Data in accordance

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

with Section 14.2, GGL or its Affiliate will notify Adherex in writing whether it wishes to negotiate the Exherin™ License Agreement. If GGL or its Affiliate notifies Adherex in writing that it wishes to negotiate the Exherin™ License Agreement, the Parties shall negotiate such license in good faith within [*] after GGL or its Affiliate notifies Adherex that it wishes to negotiate the Exherin™ License Agreement (the “Negotiation Period”). The Exherin™ License Agreement shall contain the terms set forth in this Section 14, as well as other terms customary to license agreements and will be subject to management approval of both Adherex and GGL or its Affiliate.

14.3 No-Shop Provision. Prior to the exercise by GGL or its Affiliate of the Exherin™ Option and until [*] after Adherex’s provision to GGL or its Affiliate of Exherin™ [*] Data in accordance with Section 14.2, Adherex shall not negotiate or enter into any agreement with a Third Party for the rights to Exherin™ that are the subject of the Exherin™ Option. This period shall be extended for as long as GGL or its Affiliate and Adherex are negotiating the Exherin™ License Agreement in good faith; provided, however, that, notwithstanding the foregoing, if the Parties have not entered into the Exherin™ License Agreement before the end of the Negotiation Period despite Adherex’s good faith efforts to negotiate and enter into such agreement within such time frame, Adherex shall be free to negotiate or enter into any agreement with any Third Party(ies) for any rights to Exherin™ and GGL or its Affiliate shall have no further rights, and Adherex shall have no further obligations, under this Section 14.

14.4 Terms of Exherin™ License Agreement.

14.4.1 License Grant. If GGL or its Affiliate exercises the Exherin™ Option and the Parties subsequently negotiate and execute the Exherin™ License Agreement, the Exherin™ License Agreement shall provide that Adherex grants GGL or its Affiliate a worldwide, sublicenseable, exclusive license under all Exherin™ Patents, Exherin™ Know How and including the trademark “Exherin™,” as well as all improvements, derivatives, modifications and methods of administration thereto covered by such Exherin™ Patents and Exherin™ Know How, owned or controlled by Adherex or its Affiliates to research, Develop, make, have made, use, sell, offer for sale, import and Commercialize Exherin™ and Exherin™ Products for all indications and in all dosage forms and combinations, formulations, presentations, line extensions and package configurations thereof in the Field and throughout the world; provided, however, that, notwithstanding the foregoing, the license to be granted under the Exherin™ License Agreement shall not include any rights to subject matter specifically excluded from the definition of Exherin™ set forth in Section 1.21, including any dosage forms and combinations, formulations, presentations, line extensions and package configurations or constituent APIs thereof. After execution of the Exherin™ License Agreement, GGL or its Affiliate will be solely responsible for Development and Commercialization of Exherin™ and Exherin™ Products throughout the world.

14.4.2 [*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

14.4.3 Milestones. The Exherin™ License Agreement will provide that GGL or its Affiliate will pay Adherex milestones (whether completed by Adherex prior to the execution of the Exherin™ License Agreement or by GGL following the execution thereof) as outlined below:

Milestone Event	Milestone Payment
[*]	$	[*]
[*]	$	[*]
[*]	$	[*]
[*]	$	[*]
[*]	$	[*]

14.4.4 Royalties. The Exherin™ License Agreement will provide that GGL or its Affiliate will pay Adherex royalties on worldwide, Annual Net Sales of Exherin™ Products as outlined below:

Annual Net Sales	Percentage of Net Sales
Annual Net Sales [*]	[*]	%
Annual Net Sales [*]	[*]	%

14.4.5 Sales Milestones. The Exherin™ License Agreement will provide that GGL or its Affiliate will make the following payments to Adherex based on worldwide, Annual Net Sales of and Exherin™ Products in those countries in which there is a Valid Claim in an Exherin™ Patent claiming the making, using or selling of an Exherin™ Product. Each payment will be made only one time upon the achievement of such Annual Net Sales threshold under the Exherin™ License Agreement, regardless of how many times each milestone is achieved for an Exherin™ Product, and no payment will be owed for a milestone event that is not achieved. In the event that more than one Annual Net Sales threshold is exceeded in any given year, the milestone payment payable for that year will be for the aggregate milestone payments noted below; provided, however that the maximum payment required to be paid by GGL or its Affiliate in any one year shall be US$[*], with any balance, with interest, at a rate of the average one-month London Inter-Bank Offering Rate (LIBOR) for the United States Dollar as reported from time to time in The Wall Street Journal, being paid by GGL or its Affiliate in the subsequent year:

Milestone	Amount
[*] Annual Net Sales [*]	US$	[*]
[*] Annual Net Sales [*]	US$	[*]
[*] Annual Net Sales [*]	US$	[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

14.4.6 Royalty Payment Terms; Royalty Term. The Royalties payable to Adherex on Annual Net Sales of Exherin™ Products described in Section 14.4.4 shall only be applicable where there is a Valid Claim in an Exherin™ Patent which recites the manufacture, use or sale of the Exherin™ Product being sold. The Annual Net Sales thresholds referred to above are thresholds on an Exherin™ Product by Exherin™ Product basis and shall only apply to those countries in the world in which there is a Valid Claim which recites the manufacture, use, or sale of an Exherin™ Product. For clarification, the royalty rates set forth in Section 14.4.4 will be applied in turn, with the higher royalty rate to be applied on incremental Annual Net Sales above the lower threshhold. The term of royalty payments under the Exherin™ License Agreement will be determined on a country-by-country and product-by-product basis, and will terminate on the expiration of the last to expire Valid Claim of an Exherin™ Patent reciting the manufacture, use or sale of the Exherin™ Product in a particular country. Upon expiration of the royalty term, the licenses granted to GGL or its Affiliate by Adherex under the Exherin™ License Agreement will become perpetual, fully-paid and royalty-free.

(a) Third Party Payments. In the event that GGL or its Affiliate is required to pay to any Third Party fees, milestones or royalties under a Valid Claim of a Patent that is necessarily infringed by the research, Development, production, sale or use of the active ingredient of an Exherin™ Product, GGL or its Affiliate may deduct [*] percent ([*]%) of such amounts due to such Third Party in such year against royalties payable by GGL or its Affiliate to Adherex on Annual Net Sales of such Exherin™ Product in such country in such year; provided, however, that, notwithstanding the foregoing, with respect to any particular calendar quarter, the amounts paid Adherex shall not, as a result of any deduction under this Section 14.4.7, be reduced to an amount less than [*] percent ([*]%) of the amount which would have otherwise been paid Adherex in a calendar quarter in the absence of such deduction under this Section 14.4.7; provided, further, that any amounts not deducted in a calendar quarter shall be carried forward for deduction in the subsequent calendar quarter(s).

14.4.7 Diligence. The Exherin™ License Agreement will include provisions to be agreed between the Parties obligating GGL or its Affiliate to use commercially reasonable efforts to Develop and Commercialize Exherin™, which provisions shall include, but not be limited to, specific dates for the accomplishment of certain material Development and Commercialization milestones in a form and fashion consistent with those imposed upon Adherex with respect to Eniluracil and Products under this Agreement, as well as provisions for reasonable delay.

14.4.8 Transfer of Exherin™ Inventory and Know How; Manufacturing Assistance. Upon execution of the Exherin™ License Agreement, Adherex shall promptly transfer to GGL at Adherex’s expense all Adherex Know How reasonably necessary to assist GGL or its Affiliate in the Development and Commercialization of Exherin™, including all Adherex Know How relating to manufacture of Exherin™ and analytical and testing methods. Upon execution of the Exherin™ License Agreement, Adherex shall transfer to GGL or its Affiliate, free of charge, Adherex’s current inventory of Exherin™. Adherex shall provide such assistance to GGL or its Affiliate, at no cost to GGL or its Affiliate, as GGL or its Affiliate may reasonably require to assist GGL or its Affiliate in establishing ongoing supply of Exherin™ for Development and Commercialization.

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

15. TERM AND TERMINATION.

15.1 Term and Expiration of Term. Unless otherwise mutually agreed to by the Parties or earlier terminated as provided herein, this Agreement will commence on the Effective Date and will end upon expiration of the Term. Except in the event of termination under this Section 15, the licenses granted by GGL to Adherex pursuant to Section 4.1 or by Adherex to GGL pursuant to Section 4.2, as applicable, with respect to Eniluracil and Products will be considered fully-paid and will become non-exclusive upon expiration of the Term.

15.2 Termination by Mutual Agreement. If a Party elects to terminate Development or Commercialization due to safety concerns, if the results of a Trial do not support further Development or Commercialization, or if the commercial prospects of a Product do not support further Development or Commercialization, that Party shall promptly notify the other Party. In such event, the Parties may agree mutually to terminate this Agreement.

15.3 Termination for Material Breach. Either Party may, without prejudice to any other remedies available to it at law or in equity, terminate this Agreement in the event that the other Party materially breaches in the performance of its material obligations under this Agreement; provided that, if such breach can be cured, the breaching Party will have sixty (60) days after receipt of written notice thereof from the non-breaching Party to use Diligent Efforts to cure such breach. Any such termination will become effective at the end of such 60-day period unless the breaching Party has cured any such breach prior to the expiration of such 60-day period (or, if such breach is capable of being cured but cannot be cured within such 60-day period, the breaching Party has commenced and used Diligent Efforts to cure such breach, provided that, in such instance, such cure must have occurred within one hundred twenty (120) days after receipt of written notice thereof from the non-breaching Party).

15.4 Effects of Termination for Material Breach.

15.4.1 Effect of Termination for Material Breach.

(a) Material Breach by GGL. In the event this Agreement is terminated by Adherex pursuant to Section 15.3 for material breach by GGL:

(i) Prior to exercise of a GGL Option, all licenses granted by GGL to Adherex and its Affiliates under this Agreement prior to termination will survive, subject to Adherex’s continued obligation to pay milestones, royalties, portions of any amounts recovered from Third Parties in settlement or as recovery for infringement, and a portion of any amounts received under the [*] Agreements to GGL hereunder if Adherex continues the Development and Commercialization of Eniluracil or a Product consistent with Sections 8.1.1, 8.2.2, 8.3, 8.5.3, 12.2, and 13.1.1, subject to any adjustments to such amounts consistent with Sections 8.6 through 8.10; or

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(ii) After exercise of a GGL Option, Adherex shall become the Licensee by virtue of such termination and shall have the right to continue Development and Commercialization of Eniluracil or a Product, by itself or its Affiliates or through a Third Party, subject to Adherex’s continued obligation to pay milestones, royalties, portions of any amounts recovered from Third Parties in settlement or as recovery for infringement, and a portion of any amounts received under the [*]Agreements to GGL hereunder consistent with Sections 8.1.1, 8.2.2, 8.3, 8.5.3, 12.2, and 13.1.1, subject to any adjustments to such amounts consistent with Sections 8.6 through 8.10; and

(iii) Regardless of timing,

(I) All licenses granted by Adherex to GGL or its Affiliates under this Agreement will terminate;

(II) Adherex will retain all of its rights to bring an action against GGL for damages and any other available remedies in law or equity and will be entitled to set-off against any monies payable to GGL hereunder against all amounts Adherex reasonably believes constitute its damages incurred by such breach, subject to final judicial resolution or settlement;

(III) GGL, at its sole expense, will promptly transfer to Adherex, or will cause its designee(s) to transfer to Adherex, ownership of all regulatory filings, approvals, correspondence, and conversation logs made or filed for each Product (to the extent that any are held in GGL’s or such designee(s)’s name and to the extent not previously transferred to Adherex) (collectively, “GGL Filings”), such transfer to be as permitted by applicable Laws, and GGL will otherwise fully cooperate to permit Adherex to fully exercise its rights hereunder; and

(IV) GGL, at its sole expense, promptly shall return to Adherex, or destroy at Adherex’s request, all relevant records and materials in its possession or control containing Confidential Information of Adherex; provided, however, that GGL may keep one copy of such Confidential Information for archival purposes only in accordance with Section 10.5.

(b) Material Breach by Adherex. In the event this Agreement is terminated by GGL pursuant to Section 15.3 for material breach by Adherex:

(1) Termination by GGL for Material Breach Prior to Exercise or Expiration of GGL Option A and GGL Option B:

(i) All licenses granted by Adherex to GGL or its Affiliates under this Agreement prior to termination will terminate;

(ii) All licenses granted by GGL to Adherex under this Agreement will terminate;

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(iii) GGL shall have the right, in the absence of any Valid Claims of any Adherex Patents which would be infringed by, or the use of any Adherex Know-How which is not in the public domain in, the Development or Commercialization of Eniluracil or a Product, to continue Development and Commercialization of Eniluracil or a Product, by itself or its Affiliates or through a Third Party, provided,

(I) GGL shall not by virtue of such termination have or be granted any licenses from Adherex; and

(II) GGL shall not be obligated to pay any milestones or royalties to Adherex hereunder if, in the absence of any Valid Claims of any Adherex Patents which would be infringed by, or the use of any Adherex Know-How which is not in the public domain in, the Development or Commercialization of Eniluracil or a Product, GGL continues the Development and Commercialization of Eniluracil or a Product other than royalties pursuant to Section 8.5.3, which shall be payable to Adherex based on any Net Sales of any Product enjoying Regulatory Exclusivity due to an [*];

(iv) GGL will retain all of its rights to bring an action against Adherex for damages and any other available remedies in law or equity and will be entitled to set-off against any monies payable to Adherex hereunder against all amounts GGL reasonably believes constitute its damages incurred by such breach, subject to final judicial resolution or settlement;

(v) Adherex, at its sole expense, promptly shall return to GGL, or destroy at GGL’s request, all relevant records and materials in its possession or control containing Confidential Information of GGL; provided, however, that Adherex may keep one copy of such Confidential Information for archival purposes only in accordance with Section 10.5.

(2) Termination by GGL for Material Breach at Any Time After Expiration of GGL Option A and GGL Option B:

(i) All licenses granted by Adherex to GGL or its Affiliates under this Agreement prior to termination will survive, subject to GGL’s continued obligation to pay milestones and royalties to Adherex hereunder if GGL continues the Development and Commercialization of Eniluracil or a Product consistent with Sections 8.1.2 (Option C), 8.2.1, 8.4, 8.5.3, 12.2, and 13.2, subject to any adjustments to such amounts consistent with Sections 8.6 through 8.10;

(ii) All licenses granted by GGL to Adherex under this Agreement will terminate;

(iii) GGL shall have the right to continue Development and Commercialization of Eniluracil or a Product, by itself or its Affiliates or through a Third Party, provided,

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

(I) if, at the time of such termination, GGL does not have any licenses from Adherex, GGL shall become the Licensee by virtue of such termination, and

(II) GGL shall be obligated to pay milestones, royalties, portions of any amounts recovered from Third Parties in settlement or as recovery for infringement, and a portion of any amounts received under the [*] Agreements to Adherex hereunder if GGL continues the Development and Commercialization of Eniluracil or a Product consistent with Sections 8.1.2 (Option C), 8.2.1, 8.4, 8.5.3, 12.2, and 13.2, subject to any adjustments to such amounts consistent with Sections 8.6 through 8.10;

(iv) GGL will retain all of its rights to bring an action against Adherex for damages and any other available remedies in law or equity and will be entitled to set-off against any monies payable to Adherex hereunder against all amounts GGL reasonably believes constitute its damages incurred by such breach, subject to final judicial resolution or settlement;

(v) Adherex, at its sole expense, will promptly transfer to GGL, or will cause its designee(s) to transfer to GGL, ownership of all regulatory filings, approvals, correspondence, all Trial information and data, and conversation logs made or filed for each Product (to the extent that any are held in Adherex’s or such designee(s)’s name) and information and data set forth in Appendix 7, to the extent not previously transferred to GGL (collectively, “Adherex Filings”), such transfer to be as permitted by applicable Laws, and Adherex will otherwise fully cooperate to permit GGL to fully exercise its rights hereunder; and

(vi) Adherex, at its sole expense, promptly shall return to GGL, or destroy at GGL’s request, all relevant records and materials in its possession or control containing Confidential Information of GGL; provided, however, that Adherex may keep one copy of such Confidential Information for archival purposes only in accordance with Section 10.5.

15.4.2 Sublicenses. If this Agreement is terminated by Licensor for Licensee’s breach, pursuant to Section 15.3, all sublicenses with Third Parties regarding the intellectual property rights licensed to Licensee by Licensor hereunder prior to such termination shall be automatically assigned to Licensor upon such termination, subject to the payment of any amounts due thereunder to Licensor, in order to permit such sublicensees’ continued quiet enjoyment of their rights thereunder in accordance with the terms thereof; provided, however, that such assignment shall not subject Licensor to any obligations or liabilities in excess of those imposed by this Agreement.

15.5 Accrued Rights; Surviving Obligations. Except as provided elsewhere, termination or expiration of this Agreement for any reason will be without prejudice to any rights that will have accrued to the benefit of any Party prior to such termination or expiration. Such termination or expiration will not relieve any Party from obligations which are expressly or by implication intended to survive termination or expiration of this Agreement,

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

including but not limited to, definitions, rights to payment, and Sections 7.4, 7.5, 8.11, 8.12, 8.13, 8.14, 8.15, 8.16, 8.17 (for the period stated therein), 9, 10, 11, 12, 15.1, 15.2, 15.3, 15.4, and 16 and will not affect or prejudice any provision of this Agreement which is expressly or by implication provided to come into effect on, or continue in effect after, such termination or expiration. The following additional sections will also survive in the event of material breach under Section 15.3: (a) if material breach by GGL under Section 15.4.1(a)(i) or (a)(ii), Sections 4.1, 8.1.1, 8.2.2, 8.2.3, 8.3, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, and 13.1.1; if material breach by Adherex under Section 15.4.1(b)(1), Section 8.5.3; if material breach by Adherex under Section 15.4.1(b)(2), Sections 4.2, 8.1.2 (Option C), 8.2.1, 8.2.3, 8.4, 8.5, 8.6, 8.7, 8.8, 8.9, 8.10, and 13.2.

16. MISCELLANEOUS.

16.1 Publications. Each Party will submit to the Joint Steering Committee for review and approval all proposed academic, scientific and medical publications and public presentations relating to a Product or any Development activities under this Agreement for review in connection with preservation of Patent rights and trade secrets or determination of whether Confidential Information should be modified or deleted from the proposed publication or public presentation. Written copies of such proposed publications and presentations will be submitted to the Joint Steering Committee no later than thirty (30) days (ten (10) business days for abstracts) before submission for publication or presentation and the Joint Steering Committee will provide its comments with respect to such publications and presentations within ten (10) business days after submission (five (5) business days for abstracts). The review period may be extended for an additional sixty (60) days if a representative of the Joint Steering Committee can demonstrate a commercially reasonable need for such extension, including but not limited to, the preparation and filing of Patent applications. By mutual agreement of the Parties, this period may be further extended. The Parties will each comply with standard academic practice regarding authorship of scientific publications and recognition of contribution of other parties in any such publications or presentations. Subject to the foregoing, GGL may publish the results of all clinical trials of Products on the GlaxoSmithKine Clinical Trial Register as more particularly described in Section 10.8.

16.2 Public Announcements. Except as may be expressly permitted under this Section 16.2 or required by applicable Laws or the rules of any stock exchange, neither Party will make any public announcement of any information regarding this Agreement or any Development activities under this Agreement without the prior written approval of the other Party, which approval will not be unreasonably withheld, conditioned, or delayed. To the extent reasonably practicable, each Party will submit to the other Party any proposed announcements at least five (5) business days prior to the intended date of publication of such announcement to permit review. Once any statement is approved for disclosure by the Parties or information is otherwise made public in accordance with the preceding sentence, either Party may make a subsequent public disclosure of the specific contents of such statement without further approval of the other Party. Notwithstanding the foregoing, without prior consent, upon execution of this Agreement, Adherex shall issue a press release agreed to by the Parties concerning this Agreement and the relationship established hereby.

16.3 Relationship of the Parties. Each Party will bear its own costs incurred in the performance of its obligations hereunder without charge or expense to the other except as expressly provided in this Agreement. Neither Party will have any responsibility for the hiring, termination or compensation of the other Party’s employees or for any employee benefits of such employee. No employee or representative of a Party will have any authority to bind or obligate the other Party to this Agreement in any manner whatsoever, or to create or impose any contractual or other liability on the other Party without such Party’s approval. For all purposes, Adherex’s legal relationship under this Agreement to GGL will be that of independent contractor. This Agreement is not a partnership agreement and nothing in this Agreement will be construed to establish a relationship of partners or joint venturers between the Parties.

16.4 Registration of This Agreement. To the extent, if any, that either Party concludes in good faith that it or the other Party is required to file or register this Agreement or a notification thereof with any Governmental Authority, such Party will inform the other Party thereof. Should both Parties jointly agree that either of them is required to submit or obtain any such filing, registration or notification, they will cooperate, with the expense shared equally by the Parties or as may otherwise be agreed by the Parties, in such filing, registration or notification and will execute all documents reasonably required in connection therewith. In such filing, registration or notification, the Parties will request confidential treatment of reasonably sensitive provisions of this Agreement, to the extent permitted by Law. The Parties will promptly inform each other as to the activities or inquiries of any such Governmental Authority relating to this Agreement, and will reasonably cooperate to respond to any request for further information therefrom on a timely basis.

16.5 Force Majeure. The occurrence of an event which materially interferes with the ability of a Party to perform its obligations or duties hereunder which is not within the reasonable control of the Party affected or any of its Affiliates, and which could not with the exercise of due diligence have been avoided (“Force Majeure Event”), including but not limited to, fire, accident, strike, riot, civil commotion, act of God, inability to obtain raw materials, delay or errors by shipping companies or change in law, will not excuse such Party from the performance of its obligations or duties under this Agreement, but will merely suspend such performance during the Force Majeure Event. The Party subject to a Force Majeure Event will promptly notify the other Party of the occurrence and particulars of such Force Majeure Event and will provide the other Party, from time to time, with its best estimate of the duration of such Force Majeure Event and with notice of the termination thereof. The Party so affected will use Diligent Efforts to avoid or remove such causes of nonperformance as soon as is reasonably practicable. Upon termination of the Force Majeure Event, the performance of any suspended obligation or duty will promptly recommence. The Party subject to the Force Majeure Event will not be liable to the other Party for any direct, indirect, consequential, incidental, special, punitive, exemplary or other damages arising out of or relating to the suspension or termination of any of its obligations or duties under this Agreement by reason of the occurrence of a Force Majeure Event, provided such Party complies in all material respects with its obligations under this Section 15.5.

16.6 Dispute Resolution. The Parties shall seek to amicably resolve any disputes arising under this Agreement. In the event of a dispute, the Parties shall submit such dispute to the Joint Steering Committee for resolution. If the Joint Steering Committee is unable to resolve such dispute within thirty (30) days, the dispute shall be submitted to the Chief Executive Officer of Adherex and the Chairman, Research and Development of GGL or their respective representatives for resolution within thirty (30) days of such submission. In the event of a conflict that cannot be resolved by the Joint Steering Committee or the respective representatives of the Parties within the time periods established above, either Party may, on ten (10) days written notice to the other Party, initiate expedited, binding arbitration pursuant to the Commercial Arbitration Rules of the American Arbitration Association, applying the laws of the State of North Carolina, without regards to its conflicts of law provisions, before three (3) independent, neutral arbitrators experienced in the pharmaceutical industry and transactions similar to those contemplated hereby; each Party shall be entitled to select one (1) such arbitrator, with the two (2) arbitrators so selected selecting a third arbitrator who is mutually acceptable to the selecting arbitrators. The arbitrators selected by the Parties will be selected within ten (10) days following the request for arbitration and the third shall be selected within ten (10) days of the selection of the first two (2) arbitrators. In the event either Party fails to select its arbitrator within such ten (10) day period, the arbitrator selected by the other Party shall be entitled to select such arbitrator, with those two (2) arbitrators so selected selecting the third arbitrator. In any such arbitration, each Party will have (i) fifteen (15) days from the appointment of all three (3) arbitrators to engage in limited discovery, as determined by the arbitrators, and (ii) one (1) day to present its case (presentation will be made on a date selected by the arbitrators which will be at least twenty (20) and no more than thirty (30) days following selection of the arbitrators). The arbitrators will have fifteen (15) days from completion of such arbitration to render a decision. Such arbitration will be held in Raleigh, North Carolina. The decision of the arbitrators will be final and binding on the Parties. Any decision of the arbitrators may be enforced in any court of competent jurisdiction. Notwithstanding the foregoing, either party may seek injunctive, equitable, or similar relief from a court without the requirement of arbitration.

16.7 Governing Law. This Agreement will be construed, and the respective rights of the Parties determined, according to the substantive law of the State of North Carolina without regard to the provisions governing conflict of laws, except matters of intellectual property law which will be determined in accordance with the intellectual property laws relevant to the intellectual property in question. The United Nations Convention on the International Sale of Goods will not apply to this Agreement.

16.8 Assignment. This Agreement may not be assigned by either Party without the prior written consent of the other Party; provided that either Party may assign this Agreement, in whole or in part, to any of its Affiliates if such Party guarantees the performance of this Agreement by such Affiliate; and provided further that either Party may assign this Agreement to a successor to all or substantially all of the assets or business of such Party to which this Agreement relates, whether by merger, sale of stock, sale of assets or other similar transaction. Any assignment in violation of this provision is void and without effect. This Agreement will be binding upon and inure to the benefit of the Parties hereto, their permitted successors, legal representatives and assigns.

16.9 Notices. All demands, notices, consents, approvals, reports, requests and other communications hereunder must be in writing, in English, and will be deemed to have been duly given only if delivered personally, by facsimile with confirmation of receipt, by mail (first class, postage prepaid), or by overnight delivery using a globally-recognized carrier, to the Parties at the following addresses:

GGL:	With a required copy to:
Glaxo Wellcome House Berkeley Avenue Greenford, Middlesex	SmithKline Beecham Corporation, doing business as GlaxoSmithKline

UB6 0NN	R&D Legal Operations & Biologicals One Franklin Plaza/FP2230
Philadelphia, Pennsylvania 19101
United Kingdom	USA
Attn:	Attn: Senior Vice President & Associate General Counsel
Facsimile:	Facsimile: 215-751-3935

Adherex:	With a required copy to:
2300 Englert Drive Suite G	Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail Suite 300
Durham, North Carolina, 27713	Raleigh, North Carolina 27607

USA	USA
Attn: General Counsel	Attn: Donald R. Reynolds
Facsimile: 919-484-8001	Facsimile: 919-781-4865

or to such other address as the addressee will have last furnished in writing in accord with this provision. All notices will be deemed effective upon receipt by the addressee.

16.10 Severability. If any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect, that provision will be limited or eliminated to the minimum extent necessary so that this Agreement will otherwise remain in full force and effect and enforceable.

16.11 Headings. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

16.12 Waiver. No waiver of any term or condition of this Agreement will be effective unless set forth in a written instrument that explicitly refers to this Agreement that is duly executed by or on behalf of the waiving Party. No waiver by any Party of any term or condition of this Agreement, in any one or more instances, will be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any prior, concurrent or future occasion. Except as expressly set forth in this Agreement, all rights and remedies available to a Party, whether under this Agreement or afforded by Law or otherwise, will be cumulative and not in the alternative to any other rights or remedies that may be available to such Party.

16.13 Entire Agreement. This Agreement (including the appendices and schedules hereto) constitutes the entire agreement between the Parties hereto with respect to the subject matter hereof and supersedes all previous agreements and understandings between the Parties, whether written or oral, including but not limited, to all proposals, negotiations, conversations, letters of intent, memoranda of understanding or discussions, between Parties relating to the subject matter of this Agreement and all past dealing or industry custom.

16.14 Modification. This Agreement may be altered, amended or changed only by a writing making specific reference to this Agreement and the clause to be modified, which amendment is signed by duly authorized representatives of GGL and Adherex.

16.15 No License. Nothing in this Agreement will be deemed to constitute the grant of any license or other right in either Party, to or in respect of any Product, patent, trademark, Confidential Information, trade secret or other data or any other intellectual property of the other Party, except as expressly set forth herein.

16.16 Third Party Beneficiaries. None of the provisions of this Agreement will be for the benefit of or enforceable by any Third Party, including but not limited to, any creditor of either Party hereto.

16.17 Counterparts. This Agreement may be executed in any two counterparts, each of which, when executed, will be deemed to be an original and both of which together will constitute one and the same document.

[Signature page follows]

IN WITNESS WHEREOF, Glaxo Group Limited and Adherex Technologies Inc., by their duly authorized representatives, have executed this Development and License Agreement as of the Effective Date.

GLAXO GROUP LIMITED	ADHEREX TECHNOLOGIES INC.

By:	By:
Name:	Name:
Title:	Title:

APPENDIX 1

ADHEREX PATENTS AS OF THE EFFECTIVE DATE

U.S. Provisional Patent Application No. 60/633,034

APPENDIX 2

EXHERIN™ PATENTS AS OF EFFECTIVE DATE

ADHEREX REF. NO.	COUNTRY	APP NO. & FILING DATE	TITLE	STATUS
401P1	US	60/021,612 7/12/96	Compounds And Methods For Modulating Cell Adhesion	Converted to U.S. utility application 7/11/97

401	US	08/893,534 7/11/97	Compounds And Methods For Modulating Cell Adhesion	U.S. Pat. No. 6,031,072 Issued: 2/29/00

401C1	US	08/996,679 12/23/97	Compounds And Methods For Modulating Cell Adhesion	U.S. Pat. No. 6,169,071 Issued: 1/2/01

401C3	US	09/115,395 7/14/98	Compounds And Methods For Modulating Neurite Outgrowth	U.S. Pat. No. 6,207,639 Issued: 3/27/01

401C4	US	09/248,015 2/10/99	Compounds And Methods For Modulating Apoptosis	U.S. Pat. No. 6,562,786 Issued: 5/13/03

401C5	US	09/248,074 2/10/99	Compounds And Methods For Modulating Cell Adhesion	U.S. Pat. No. 6,346,512 Issued: 2/12/02

401C6	US	09/250,059 2/12/99	Compounds And Methods For Modulating Neurite Outgrowth	U.S. Pat. No. 6,333,307 Issued: 12/25/01

401C7	US	09/357,717 7/20/99	Compounds And Methods For Cancer Therapy	U.S. Pat. No. 6,417,325 Issued: 7/9/02

401C8	US	09/458,870 12/10/99	Compounds And Methods For Modulating Cell Adhesion	U.S. Pat. No. 6,465,427 Issued: 10/15/02

401C9	US	09/544,782 4/7/00	Compounds And Methods For Modulating Endothelial Cell Adhesion	U.S. Pat. No. 6,610,821 Issued: 8/26/03

401C10	US	09/507,102 2/17/00	Compounds And Methods For Modulating Cell Adhesion	U.S. Pat. No. 6,326,352 Issued: 12/4/01

401C11	US	10/006,982 12/4/01	Compounds And Methods For Modulating Cell Adhesion	Pending

401C12	US	10/058,821 1/29/02	Compounds and Methods for Modulating Cell Adhesion	U.S. Patent No. 6,780, 845 Issued: 8/24/04

401C15	US	10/359,546 2/4/03	Compounds And Methods For Modulating Apoptosis	Pending

401C18	US	10/632,678 8/1/03	Compounds And Methods For Modulating Endothelial Cell Adhesion	Pending

401D1	US	10/105,008 3/22/02	Compounds And Methods For Modulating Cell Adhesion	Pending

401AU	Australia	33322/97 7/11/97	Compounds And Methods For Modulating Cell Adhesion	AU Pat. No. 722985 Issued: 11/30/00.

401CA	Canada	2259966 7/11/97	Compounds And Methods For Modulating Cell Adhesion	Pending

401EP	Europe	979290707 7/11/97	Compounds And Methods For Modulating Cell Adhesion	Pending

ADHEREX REF. NO.	COUNTRY	APP NO. & FILING DATE	TITLE	STATUS
401JP	Japan	10-505472 7/11/97	Compounds And Methods For Modulating Cell Adhesion	Pending

401PC	PCT	PCT/CA97/00489 7/11/97	Compounds And Methods For Modulating Cell Adhesion	Pub. No. WO98/02452 Published: 1/22/98

40101PC	PCT	PCT/CA98/01207 12/23/98	Compounds And Methods For Modulating Synaptic Stability	(6) Pub. No. WO99/33875 Published: 7/8/99

40103CA	Canada	2,405,476 4/9/01	Compounds And Methods For Modulating Endothelial Cell Adhesion	Pending

40103EP	Europe	01926823.4 4/9/01	Compounds And Methods For Modulating Endothelial Cell Adhesion	Pending Published as EP1311545.

40103JP	Japan	2001-575616 4/9/01	Compounds And Methods For Modulating Endothelial Cell Adhesion	Pending Pub. No. 2003-531120

40103PC	PCT	PCT/US01/11669 4/9/01	Compounds And Methods For Modulating Endothelial Cell Adhesion	Pub No WO01/ 077146,

40118PC	PCT	US2004/24942 7/30/04	Compounds And Methods For Modulating Cell Adhesion	Pub. No. WO2005/012348

EXHIBIT 3

GGL PATENTS AS OF THE EFFECTIVE DATE

Therapeutic Methods for Using ARA-G

Derivatives

PB1189

776C85 - Uracil

Reductase Inhibitor

Country Code	Filing Number	Rel Tp	Status	Application Number	Application Date	Patent Number	Grant Date	First Filing Date	Case Type Code	Tax Due Date
AU		ORG	Granted	8540591	25-Sep-1991	654505	07-Mar-1995	26-Sep-1990	REG	25-Sep-1996

BR		ORG	Granted	PI1100356.1	28-Apr-1997	PI1100356-1	25-Feb-2003	26-Sep-1990	C	26-Sep-1992

CA	1	D	Inactive	2390654	25-Sep-1991			26-Sep-1990	REG

CA		ORG	Granted	2092435	25-Sep-1991	2092435	12-Nov-2002	26-Sep-1990	REG	25-Sep-1993

CH		ORG	Granted	91917260.1	25-Sep-1991	0550580	15-Mar-2000	26-Sep-1990	REG	30-Sep-1995

CZ	1	D	Granted	PV1709.95	29-Jun-1995	288520	09-May-2001	26-Sep-1990	REG	25-Sep-1996

CZ	2	D	Inactive	PV161.96	18-Jan-1996			26-Sep-1990	REG

CZ	3	D	Inactive	PV16296	18-Jan-1996			26-Sep-1990	REG

CZ		ORG	Granted	PV506.93	25-Sep-1991	288515	09-May-2001	26-Sep-1990	REG	25-Sep-1996

HK		ORG	Granted	98103371.6	28-Apr-2000	HK1004188	28-Jul-2000	26-Sep-1990	C	25-Sep-2003

HU		ORG	Granted	86393	25-Sep-1991	219589	02-Aug-2001	26-Sep-1990	REG	25-Sep-1992

IL	2	D	Inactive	121947	10-Oct-1997			26-Sep-1990	REG

IL		ORG	Granted	99562	25-Sep-1991	99562	01-Mar-2000	26-Sep-1990	REG	25-Sep-1997

JP	2	D	Granted	120730.97	12-May-1997	3003993	19-Nov-1999	26-Sep-1990	REG	19-Nov-2002

JP		ORG	Granted	515549.91	25-Sep-1991	2682739	08-Aug-1997	26-Sep-1990	REG	08-Aug-2000

KR	2	D	Inactive	10.1999.7002199	16-Mar-1999			26-Sep-1990	REG

KR		ORG	Granted	93.700875	25-Sep-1991	0222329	05-Jul-1999	26-Sep-1990	REG	05-Jul-2002

MC		ORG	Granted	PCTGB9101650	25-Sep-1991	932307	27-Sep-1993	26-Sep-1990	REG	25-Sep-1992

MY		ORG	Filed	PI91001733	25-Sep-1991			26-Sep-1990	REG

NO	2	D	Inactive	P980717	20-Feb-1998			26-Sep-1990	REG

NO		ORG	Granted	P931118	25-Sep-1991	313175	26-Aug-2002	26-Sep-1990	REG	30-Sep-1993

NZ	1	D	Inactive	250799	01-Feb-1994	250799	23-May-2002	26-Sep-1990	REG

NZ		ORG	Granted	239927	25-Sep-1991	239927	23-May-2002	26-Sep-1990	REG	25-Sep-1995

PH	2	D	Granted	56182	17-Apr-1997	56182	01-Feb-2001	26-Sep-1990	REG	01-Feb-2005

PH	3	D	Granted	I.1999.01334	07-Jun-1999	1-1999-01334	05-Feb-2003	26-Sep-1990	REG	05-Feb-2007

PH		ORG	Granted	43173	25-Sep-1991	1.1991.43173	01-Feb-2001	26-Sep-1990	REG	01-Feb-2005

PK		ORG	Granted	36591	25-Sep-1991	132876	16-Dec-1993	26-Sep-1990	REG	26-Sep-1994

RU	2	D	Inactive	97117470	21-Oct-1997			26-Sep-1990	REG

RU	3	D	Granted	99101342	22-Jan-1999	2194511	30-Aug-2001	26-Sep-1990	REG	25-Sep-1993

RU		ORG	Inactive	93005032.14	25-Sep-1991			26-Sep-1990	REG

SG	2	D	Inactive	9903855.6	06-Aug-1999			26-Sep-1990	REG

SG		ORG	Granted	9605207.1	25-Sep-1991	47912	10-Dec-2001	26-Sep-1990	C	25-Sep-1995

SK	2	D	Inactive	PV1223.2000	15-Aug-2000			26-Sep-1990	REG

SK		ORG	Inactive	PV023393	25-Sep-1991	281894	24-May-2001	26-Sep-1990	REG

TH		ORG	Inactive	014459	25-Sep-1991				REG

TW		ORG	Granted	80107580	25-Sep-1991	077175	01-Mar-1996		REG	01-Mar-1996

UA		ORG	Granted	93101215	25-Sep-1991	42679	15-Nov-2001	26-Sep-1990	REG	25-Sep-1993

US	1	C	Granted	08.470317	06-Jun-1995	5817664	06-Oct-1998	26-Sep-1990	REG	06-Apr-2002

US	2	C	Granted	09.608972	30-Jun-2000	6297223	02-Oct-2001	26-Sep-1990	REG	02-Apr-2005

US	3	C	Filed	09/968472	01-Oct-2001			26-Sep-1990	REG

US		ORG	Granted	08.030259	25-Sep-1991	6268374	31-Jul-2001	26-Sep-1990	REG	31-Jan-2005

WO		ORG	Inactive	PCT.GB91.01650	25-Sep-1991			26-Sep-1990	REG

ZA		ORG	Granted	917667	25-Sep-1991	917667	26-May-1993	26-Sep-1990	REG	25-Sep-1994

PB1165 Case History with Date of Next Tax Due

PB1165

776C85 URACIL REDUCTASE INACTIVATORS

Country Code	Filing Number	Rel Tp	Status	Application Number	Application Date	Patent Number	Grant Date	First Filing Date	CaseType Code	Next Tax Due Date
BR		ORG	Granted	PI1100399.5	02-May-1997	PI1100399.5	14-Mar-2000	19-Jul-1990	C	19-Jul-2005

CH		ORG	Granted	91913059.1	18-Jul-1991	0539442	07-Jan-1998	19-Jul-1990	REG	31-Jul-2005

CY		ORG	Granted	CY99.00015	18-Jul-1991	CY2130	21-Jun-2002	19-Jul-1990	C	18-Jul-2005

HK	2	D	Inactive	98110315.0	31-Aug-1998			19-Jul-1990	C

HK		ORG	Granted	98103306.6	18-Jul-1991	HK1004324	20-Nov-1998	19-Jul-1990	C	18-Jul-2005

JP	2	D	Granted	2000.096665	31-Mar-2000	3359319	11-Oct-2002	19-Jul-1990	REG	11-Oct-2005

JP		ORG	Granted	51236291	18-Jul-1991	3094036	28-Jul-2000	19-Jul-1990	REG	28-Jul-2005

RO		ORG	Inactive	C.20200	10-Sep-1998			19-Jul-1990	C

SG		ORG	Filed	9607627.8	18-Jul-1991			19-Jul-1990	C

US	1	C	Granted	08.832261	03-Apr-1997	6177436	23-Jan-2001	19-Jul-1990	REG	23-Jul-2008

US	2	C	Granted	08.835394	03-Apr-1997	6221852	24-Apr-2001	19-Jul-1990	REG	24-Oct-2008

US	3	C	Granted	09.841554	23-Apr-2001	6586440	01-Jul-2003	19-Jul-1990	REG	01-Jan-2007

US		ORG	Granted	08.336717	09-Nov-1994	5643913	01-Jul-1997	19-Jul-1990	REG	01-Jan-2009

US		ORG	Inactive	965261	18-Jul-1991			19-Jul-1990	REG

WO		ORG	Inactive	PCT.GB91.01197	18-Jul-1991			19-Jul-1990	REG

APPENDIX 4

[*] TERRITORY

[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

APPENDIX 5

[*] TRIAL

[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

APPENDIX 6

MATERIALS AND SUPPORT TO BE PROVIDED TO ADHEREX BY GGL

[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

APPENDIX 7

MATERIALS AND SUPPORT TO BE PROVIDED TO GGL OR ITS AFFILIATE BY

ADHEREX ON EXERCISE OF GGL OPTIONS

On Exercise of Option A:

[*]

On Exercise of Option B:

[*]

On Exercise of Option C*:

[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

APPENDIX 8

PROTOCOL FOR PHASE II CLINICAL TRIAL FOR EXHERIN™

[*]

[*]	Confidential treatment requested; certain information omitted and filed separately with the SEC.

Exhibit 99.1

Press Release

Adherex Announces Licensing Deal with GlaxoSmithKline

- GSK makes equity investment in Adherex -

Research Triangle Park, NC, July 15, 2005 — Adherex Technologies Inc. (AMEX: ADH; TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced that the Company has entered into a licensing and development agreement with GlaxoSmithKline (NYSE: GSK) for the in-license by Adherex of GSK’s oncology product, eniluracil, and an option for GSK to license Adherex’s lead biotechnology compound, ADH-1 (Exherin™). In addition, GSK has invested US$3 million in Adherex’s previously announced private placement.

Under the agreement, Adherex received an exclusive license to eniluracil for all indications, and GSK retains options to buy back the compound at various points in time during its development. If GSK exercises any of its options on eniluracil, Adherex will receive development and sales milestone payments of up to approximately US$120 million in aggregate, plus up to double-digit royalties, depending upon if and when an option is exercised. If GSK does not exercise its buy-back options, Adherex would be free to develop eniluracil alone or with other partners and would pay GSK development and sales milestone payments and double-digit royalties.

Adherex also agreed to grant to GSK an option to receive a worldwide, exclusive license for Adherex’s lead biotechnology compound, ADH-1. If GSK exercises the ADH-1 option and negotiates a license agreement with Adherex, Adherex would receive upfront, development and sales milestone payments of up to approximately US$100 million in aggregate, plus double-digit royalties. ADH-1 is now in Phase Ib/II and Phase II trials after its initial Phase I trial demonstrated encouraging evidence of anti-tumor activity.

“Either of these licensing deals would be of major importance for Adherex alone, but the combination is a transforming event for the Company. We have acquired a product with a significant market opportunity from GSK and have granted an option for our lead biotechnology drug to a major, multi-national pharmaceutical company,” said William P. Peters, M.D., Ph.D., Chairman and CEO of Adherex. “The in-licensing of eniluracil provides Adherex with potential ‘blockbusters’ on both sides of our business: ADH-1 from our cadherin-based biotechnology platform and eniluracil from our specialty pharmaceuticals portfolio.”

Peters continued, “Eniluracil adds a late-stage product opportunity with major market potential to Adherex’s specialty portfolio, with Phase III development beginning as early as 2007. We believe that eniluracil will make 5-fluorouracil (5-FU), currently a mainstay first-line therapy for many solid cancers, safer, more effective and orally active. If GSK exercises its option for ADH-1, GSK would assume development of the drug which we anticipate would improve the commercial potential of this asset. All told, this deal validates the depth of our knowledge of oncology products and our ability to identify and capitalize on unique opportunities in the oncology arena.”

Eniluracil is an investigational drug under development for the treatment of patients with cancer. Eniluracil may enhance the therapeutic value of 5-FU by making the drug orally active with fewer side effects and, based on recently generated preclinical data, has the potential to improve its effectiveness. 5-FU is one of the most commonly used oncology drugs in the world, currently used as first-line therapy for solid tumors, such as colon, rectal, breast, gastric, head and neck, ovarian, and basal cell cancer of the skin, among others. The use of 5-FU in combination with eniluracil may also offer the opportunity to broaden the types of cancer in which 5-FU has been shown to be active.

GSK’s clinical development program for the combination of 5-FU and eniluracil met with success in early development. However, two Phase III trials displayed suboptimal efficacy and development was stopped. New scientific data obtained subsequent to those Phase III trials may account for the early suboptimal efficacy and provide a basis for enhancing the effectiveness of the combination. This proprietary data forms the basis of a patent application by Adherex, which claims that the combination of eniluracil and 5-FU has the potential to be more effective than 5-FU alone when used in accordance with Adherex’s proprietary and trade secret methods.

ADH-1 targets N-cadherin, a molecule present on certain tumor cells and on the established blood vessels that are the life support of tumors. Importantly, ADH-1 may have utility in a wide variety of cancers where N-cadherin is expressed including breast, lung, ovarian and melanoma, among others.

Conference Call

Adherex will host a conference call today at 11 a.m. ET to discuss recent corporate events including the licensing agreement with GlaxoSmithKline. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay through midnight on July 20, 2005 and webcast replay through July 15, 2006.

Live Participant Dial In (Toll Free, Canadian and US callers): 800-946-0713

Live Participant Dial In (International): 719-457-2642

Conference Passcode: 6007418

Replay Number (Toll Free): 888-203-1112

Replay Number (International): 719-457-0820

Replay Passcode: 6007418

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have four products in the clinical stage of development, including ADH-1 (Exherin™) and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. Importantly, ADH-1 may have utility in a wide variety of cancers where N-cadherin is expressed including breast, lung, ovarian and melanoma, among others. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the milestone payments and royalties that may become payable to the Company under the agreement with GSK as well as the development plans of the Company and the expected timing and results of such development. We can provide no assurance that such payments will be made or the development will proceed as currently anticipated or that the expected timing or results of such development will be realized. We are subject to various risks, including those inherent in the biopharmaceutical industry, the early stage of our product candidates, the uncertainties of drug development, clinical trials and regulatory review, our reliance on collaborative partners, our need for additional capital to fund our operations, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com

Exhibit 99.2

Press Release

ADHEREX ANNOUNCES CLOSING OF US$8.5 MILLION PRIVATE PLACEMENT

— Financing includes US$3 million investment by GlaxoSmithKline —

— Company also announces 1-for-5 reverse stock split —

Research Triangle Park, NC, July 20, 2005 — Adherex Technologies Inc. (AMEX: ADH; TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today announced that it has completed its previously announced private placement offering of units for gross proceeds of US$8.5 million in connection with a licensing and development agreement with GlaxoSmithKline (GSK), which invested US$3 million as a part of the financing. The terms of the licensing and development agreement with GSK were the subject of a press release issued on July 15, 2005. The offering also included institutional investors from the US, Canada and Europe.

In connection with the private placement, the Company issued 30,393,134 units at a purchase price of US$0.28 per unit. Each unit consisted of one common share of Adherex and 0.30 of a common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of Adherex at an exercise price of US$0.35 per share for a period of three years.

“This financing comes as part of a transforming event for the Company. The investment made by GlaxoSmithKline and the licensing and development agreement with GSK represent what we hope will develop into a significant and ongoing relationship,” said William P. Peters, M.D., Ph.D., Chairman and CEO of Adherex. “The additional resources provided by this financing should help accelerate the further development of ADH-1 and our preclinical pipeline as well as the development of the newest drug in our portfolio – eniluracil.”

Leerink Swann & Company and Versant Partners Inc. acted as agents for the Company in connection with the private placement. In addition to cash commissions, the agents received warrants to purchase approximately 286,000 common shares at an exercise price of US$0.35 per share for a period of two years. After the deduction of commissions and expenses of the offering, the Company expects to receive approximately US$8.1 million in net proceeds. Adherex intends to use the net proceeds to fund its operations and research and development programs.

The Company had previously indicated that it would undertake a reverse split when conditions were appropriate to enhance the marketability of the Company’s common shares. As a result,

Adherex also today announced that its Board of Directors has approved a 1-for-5 reverse split of its outstanding common shares. The reverse split had been approved by the Company’s shareholders in April 2005. The effective time for the reverse split has been set for the close of business on July 29, 2005. The reverse split affects all of the Company’s common shares, stock options and warrants outstanding at the effective time. Fractional shares will not be issued and each shareholder’s aggregated fraction will be cancelled without consideration. Letters of Transmittal will be mailed shortly to the Company’s shareholders, requesting them to forward their share certificates to the transfer agent, Computershare Investor Services Inc., in exchange for certificates representing the post-reverse split number of shares to which they are entitled. The common shares will begin trading on a reverse split-adjusted basis after the applicable exchange waiting periods have expired. After the reverse split, the Company will have approximately 42.6 million outstanding common shares. The common shares will begin trading under a new CUSIP number but there will be no change in the stock symbols of the Company as a result of the reverse split.

The Company also announced the resignation of Peter Karmanos, Jr. from the Board. Mr. Karmanos is stepping down for personal reasons and no decision as to a replacement has been made at this time. Commenting on the departure of Mr. Karmanos, Dr. Peters said, “I wish to thank Peter for his time and valuable contributions to the Company and realize with his particularly hectic schedule of late, it was no small commitment for him to undertake this role, and we appreciated his involvement.”

The securities being offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and thus may not be offered or sold within the United States unless registered under the US Securities Act of 1933 and applicable state securities laws, or an exemption from such registration is available.

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have multiple products in development including ADH-1 (Exherin™), sodium thiosulfate (STS) and our latest addition, eniluracil. ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. Eniluracil, a dihydropyrimidine dehydrogenase (DPD) inhibitor, is being developed to enhance the therapeutic value and effectiveness of 5-FU, one of the most widely-used oncology drugs in the world. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

This press release may contain forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. We are subject to various risks, including those inherent in the biopharmaceutical industry, the early stage of our product candidates, the uncertainties of drug development, clinical trials, and regulatory review, our reliance on collaborative partners, our need for additional capital to fund our operations, and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com